FORM 6-K
                                    --------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



For the month of             August                                     2004
                             -----------------------------------      --------
Commission File Number       000-23464
                             -----------------------------------      --------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                         Form 40-F      X
                       ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No     X
                ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX



Document                                                                Page No.
--------                                                                -------

   1.     News Release dated August 23, 2004 ("HUMMINGBIRD EXTENDS         4
          LEADING ENTERPRISE CONTENT MANAGEMENT SOLUTION DELIVERING
          BROAD NEW FUNCTIONALITIES FOR LEGAL PROFESSIONALS")
   2.     News Release dated August 23, 2004 ("HUMMINGBIRD'S               8
          END-TO-END MATTER LIFECYCLE MANAGEMENT SOLUTION ENJOYS
          WIDESPREAD ACCEPTANCE BY LEGAL COMMUNITY")
   3.     News Release dated August 23, 2004 ("LEGALKEY ADDS              12
          HUMMINGBIRD'S QUERY & REPORTING TOOLS TO ENHANCE
          PRACTICE SUPPORT SYSTEM BENEFITS")
   4.     News Release dated August 23, 2004 ("ZELLE, HOFMANN,            16
          VOELBEL, MASON & GETTE LLP DEPLOY HUMMINGBIRD'S CUSTOMIZED BUSINESS INTELLIGENCE SOLUTION FOR LEGAL INDUSTRY")
   5.     New Release dated August 24, 2004 ("HUMMINGBIRD ANNOUNCES       20
          CONTENT LIBRARY CONSOLIDATION OFFERING TO EASE DATA
          CENTRALIZATION EFFORTS FOR LAW FIRMS")
   6. News Release dated August 25, 2004 ("HUMMINGBIRD ANNOUNCES 23 INTEGRATION WITH LEXISNEXIS(R) TOTAL SEARCH")
   7. News Release dated August 25, 2004 ("HUMMINGBIRD AND ADVANCED 27 PRODUCTIVITY SOFTWARE ANNOUNCE MATTER-CENTRIC TIME ENTRY SOLUTION")
   8.     Shareholder Report for the third quarter ended March 31,        30
          2004
   9.     Management's Discussion and Analysis for the second             94
          quarter ended March 31, 2004
   10.    Certifications for Hummingbird Ltd.                            125
   11. News Release dated August 30, 2004 ("HUMMINGBIRD DELIVERS 128 UNPARALLELED CONNECTIVITY SECURITY SOLUTION WITH THE RELEASE
          OF CONNECTIVITY SECURETERM(TM)")
   12. News Release dated August 30, 2004 ("HUMMINGBIRD ANNOUNCES 131 RELEASE OF HUMMINGBIRD CONNECTIVITY(TM) 10")
   13. News Release dated August 31, 2004 ("HUMMINGBIRD AND CERTUS 134 PATNER TO PROVIDE BEST-OF-CLASS SARBANES-OXLEY SOLUTION")

                                                                     Document 1

Hummingbird Logo
Graphic Omitted

       HUMMINGBIRD EXTENDS LEADING ENTERPRISE CONTENT MANAGEMENT SOLUTION
         DELIVERING BROAD NEW FUNCTIONALITIES FOR LEGAL PROFESSIONALS

   Hummingbird Enterprise(TM) now offers advanced discovery capabilities from within Microsoft Outlook, enhanced BlackBerry(R) support, sophisticated e-filing capabilities, and new optimizations for centralized deployments

TORONTO, ONTARIO AND LAWNET, PHOENIX, ARIZONA - AUGUST 23, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced it is extending Hummingbird Enterprise(TM) with several new customer-driven functionality and productivity enhancements for the legal industry. Hummingbird now offers advanced information retrieval and knowledge discovery capabilities from within Microsoft Outlook; enhanced BlackBerry(R) support for interactive access to knowledge assets; new optimizations for centralized deployments; and sophisticated e-filing capabilities that are unique in the industry.

In today's global environment, there are many competitive pressures driving law firms, big and small, to incorporate new technologies that will help increase the productivity of fee earners and improve efficiencies within the firm and with clients. In a quest to deliver better matter lifecycle management capabilities, Hummingbird Enterprise now provides an enhanced, integrated system, tailored to the way fee earners work.

ADVANCED INFORMATION RETRIEVAL WITHIN OUTLOOK
Lawyers spend much of their workday in Microsoft Outlook. As a result, legal firms require a system that will provide seamless access to all of the firm's information sources, work product and know-how directly from the familiar Outlook environment.

Hummingbird now provides fee earners and support staff with advanced knowledge discovery capabilities from within Outlook. With Hummingbird Enterprise, legal teams now have access to their enterprise taxonomy, and can perform federated searches across multiple content sources, including non-Hummingbird repositories such as file systems, ODBC data sources, Microsoft Exchange repositories and Web sites, directly from within the Microsoft Outlook client. This level of advanced knowledge management functionality is unique in the industry.

The most relevant information will be quickly displayed in an amalgamated result set and users can drag and drop any information from the KM result set directly into their DM libraries. Result List Clustering dynamically categorizes large result sets into "clusters" so related information is found together. Fee earners will reduce the time spent looking for information and increase efficiencies in servicing clients.

INTERACTIVE KNOWLEDGE ACCESS - ON THE GO
BlackBerry(R) has become ubiquitous in the legal community and a necessary tool for today's busy lawyer. While interacting with e-mail is one major driver for wireless deployments, today the expectation of law professionals has grown to include interactive access to business-critical content and systems, enabling decision-making from anywhere, anytime.

Hummingbird Enterprise(TM) Mobility is an out-of-the-box solution that leverages the BlackBerry wireless platform to enable mobile users to interact with work product and other content and systems, including Hummingbird Enterprise, increasing individual and project productivity. Mobile legal professionals can securely search, read, retrieve and review information, update and assign tasks, monitor projects, generate, distribute and file content, and participate in workflows while away from the office, or at a client site. The Hummingbird Mobility wireless solution meets law firm's requirements for privacy, confidentiality and corporate compliance regulations and provides full auditing of how and when content and systems are accessed and distributed.

OPTIMIZATIONS FOR CENTRALIZED DEPLOYMENT
More and more, law firms are moving towards centralized deployments of their IT infrastructures. Hummingbird Enterprise now provides enhanced functionalities to support centralized deployments. Further enhancements have resulted in optimizations for the DM platform to better perform in large global deployments. Hummingbird Enterprise includes WAN optimization for up to five times faster performance for common tasks over a slow WAN connection as well as more sophisticated caching functionality to better serve remote office locations in a multi-office deployment scenario. Some of the largest global organizations around the world rely on Hummingbird Enterprise to store and access their enterprise content and these enhancements ensure consistent delivery of enterprise content to every desktop, regardless of where the user is physically located.

STREAMLINING E-FILING PROCESS
Projects are underway throughout the United States to replace the traditional method of filing, serving, storing and retrieving court documents with a more efficient electronic process - e-Filing. Rather than copy paper documents and ship or manually deliver them to the courts, e-Filing allows legal professionals to send them electronically over the Internet.

Despite the gains in efficiency, control, and convenience that e-Filing delivers to firms with respect to how documents, such as exhibits or service notices, are filed with the courts, legal professionals must still retrieve and locally store the desired document prior to using Web-based e-Filing services, such as LexisNexis(R) File & Serve. With Hummingbird Enterprise for Legal, support staff can upload documents for e-Filing directly from the firm's document management library, thereby eliminating the need to manually retrieve and locally store the document prior to e-Filing. This improves productivity and further streamlines the e-Filing process.

"Law firms operate in a progressively competitive environment with increasing pressures to improve client service levels and firm profitability," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird understands the way lawyers want to work. Our ECM solutions help legal professionals with knowledge discovery, better streamline e-filing processes and provide access to relevant content for fee-earners on the go."

Hummingbird will be demonstrating the new Hummingbird Enterprise functionalities for the legal industry, at LawNet 2004 in Phoenix, Arizona, at Hummingbird booths 308 and 310.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                     DOCUMENT 2

Hummingbird Logo
Graphic Omitted


 HUMMINGBIRD'S END-TO-END MATTER LIFECYCLE MANAGEMENT SOLUTION ENJOYS WIDESPREAD
                         ACCEPTANCE BY LEGAL COMMUNITY

 Many of the world's largest professional services organizations are deploying
      Hummingbird Enterprise(TM) for Legal, tailored specifically to the way fee earners and support staff work


Toronto, Ontario and LAWNET, Phoenix, Arizona - August 23, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Hummingbird Enterprise(TM) for Legal, Hummingbird's end-to-end matter lifecycle management solution, continues to gain momentum among new and existing customers and is deployed at some of the world's largest law practices and professional services organizations.

Leading firms such as Baker & McKenzie; Phillips Nizer LLP; Fennemore Craig; Brown Rudnick; Corrs Chambers Westgarth; Akin Gump Strauss Hauer & Feld LLP; Balch & Bingham LLP; Arnall Golden Gregory LLP; Helms Mulliss & Wicker, PLLC; McKenna Long & Aldridge LLP; Baker & Botts LLP; Smith, Gambrell & Russell, LLP; Neal, Gerber & Eisenberg LLP; Bowman and Brooke LLP; Fasken Martineau DuMoulin LLP; Stikeman Elliott LLP; Shumacker Witt Gaither & Whitaker, P.C.; and many more, join the long list of new and existing law firms who are deploying Hummingbird's comprehensive suite of practice management solutions.

"Hummingbird is uniquely positioned to offer the legal market an end-to-end matter lifecycle management solution. The Hummingbird offering which includes the LegalKEY(R) practice support suite, provides unequaled end-to-end matter lifecycle management capabilities - from matter intake and conflicts checking, to docketing and discovery, through to work product and records retention and, ultimately, final disposition," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We provide our legal clients with a best of breed product suite for managing matter-related content and the traction we are seeing in the market is recognition of our focus and successful execution."

Global law firm, Baker & McKenzie, selected Hummingbird Enterprise to equip 8,500 users in 68 offices around the world with the tools to easily access, manage and share firm know-how and intellectual property. "After reviewing several competitive products, we chose Hummingbird Enterprise DM to advance our document and knowledge management requirements," said Sue Hall, CIO, Baker & McKenzie. "We believe we have the best of breed DM product available on the market and are very pleased with the progress of our deployment. Our legal staff can find and share intellectual capital, when and where they need it. As a global law firm, we operate in an increasingly competitive environment. By leveraging our firm know-how and best practices, we have improved the quality of legal services, strengthened client relationships and broadened competitive advantages."

Attorneys and staff at New York law firm, Phillips Nizer LLP, can easily search and retrieve firm content directly from the familiar desktop interface. Fee earners appreciate the simplified access to firm-wide knowledge assets. "What I found most appealing in offering Hummingbird Enterprise to our professional staff was the way the product interacted so effectively with our desktop, providing ease of use for our attorneys, saving them time and therefore our clients money," said Diane Dangolovich, IT Director of Phillips Nizer LLP. "In fulfilling our mission to our clients of `resourceful representation,' Hummingbird provides us with a stable and flexible resource for managing our data."

Atlanta law firm, Arnall Golden Gregory LLP, points to the document discovery functionality found in the Microsoft Outlook-based interface as a key to improved efficiencies at the firm. "Our professional staff appreciates the seamless integration with Outlook. The folder structure also allows them to manage their documents in much the same way they manage their e-mail. We found that it took next to no time at all to train our users on the new user interface, it's very intuitive," said Paul Grulke, Director of Information Services with Arnall Golden Gregory LLP. "We wanted the look and feel to resemble Outlook as much as possible."

Legal professionals and clients of Phoenix-based law firm, Fennemore Craig, are benefiting from the increased flexibility Hummingbird Enterprise Webtop and Collaboration has provided the practice. "Hummingbird Enterprise offers different solutions to business problems that our clients face and the work that we do for them. Within the portal and collaboration platform, we are able to organize all the documents from a particular matter, all communications, all bills, and more - all information that a client may need to refer to, and offer the client secure access to this information," said Dean Seiveno, IT Director, Fennemore Craig.

"We can also integrate other applications into the portal, representing the whole service to the client, not just documents, not just bills, but the other applications like litigation support applications and immigration tracking and requests - so we've been able to expand and pull off of those other resources that we do internally everyday and provide them to the client," added Seiveno. "With Hummingbird, we are doing something for our clients that no other firm in Phoenix even comes close to doing, and we're doing it for free. As a result, we have strengthened our client relationships."

Fee earners at Shumacker Witt Gaither & Whitaker, P.C., headquartered in Chattanooga, Tennessee, are fully utilizing Hummingbird Enterprise. "Implementing Hummingbird Enterprise in our firm provided the flexibility to respond effectively to the preferences of our user population. The ability to access our document libraries while in Outlook through a single interface; the drag-n-drop of e-mail messages and attachments into the library with profile field defaults available; and the powerful content searching capabilities has proven to be a genuine timesaver for our professionals," said Rhonda Glenn, IT Director, Shumacker Witt Gaither & Whitaker, P.C.

"Document availability while outside the Microsoft Office environment from any computer with a standard Web browser and the DM Webtop is unquestionably an added benefit for the road warriors," added Glenn. "We are extremely pleased with the stability and reliability of the product."

Legal professionals at Helms Mulliss & Wicker, based in Charlotte, North Carolina, have quick and seamless access to their documents from both the browser-based and desktop interfaces, providing users with intuitive environments for document search and retrieval. "Our investment in Hummingbird Enterprise DM gives us the opportunity to leverage our document technology and gives us a robust platform for growth," said Chris Romano, Information Services Manager at Helms Mulliss & Wicker, PLLC. "I don't think we've scratched the surface of the full potential of the DM solution."

HUMMINGBIRD WILL BE DEMONSTRATING HUMMINGBIRD ENTERPRISE FOR LEGAL AND THE LEGALKEY PRACTICE SUPPORT SUITE, AT LAWNET 2004 IN PHOENIX, ARIZONA, AUGUST 23
- 26 AT HUMMINGBIRD BOOTHS 308 AND 310.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

HUMMINGBIRD CONTACTS:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                     DOCUMENT 3

Hummingbird Logo
Graphic Omitted


         LEGALKEY ADDS HUMMINGBIRD'S QUERY & REPORTING TOOLS TO ENHANCE
                       PRACTICE SUPPORT SYSTEM BENEFITS

  LegalKEY clients to receive complimentary 10-user license of Hummingbird's leading query and reporting tool for enhanced reporting functionality


NEW YORK CITY AND LAWNET, PHOENIX, ARIZONA - AUGUST 23, 2004 - LegalKEY Technologies, Inc., a Hummingbird Ltd. company (NASDAQ: HUMC, TSX: HUM), today announced that LegalKEY clients will receive a free 10-user license of Hummingbird BI Query User, the query and reporting tool of Hummingbird's proven business intelligence suite. The inclusion of the query and reporting tools will allow LegalKEY users to query multiple data sources and to create reports on-the-fly.

Leveraging BI Query, LegalKEY users will utilize the simple graphical interface of the product that provides unique views into each of the LegalKEY modules. These views make the process of creating complex queries and reports easy for non-technical users, by eliminating the need to understand the underlying relationship of tables and fields within the database.

For example, with a simple point-and-click, users can access the "matter view" for a listing of all relevant matter-related fields or a "records view" for a listing of all relevant records-related fields. Users can then select any combination of fields from any combination of views to create ad-hoc queries and client-specific reports.

"The inclusion of the enhanced reporting functionality as part of the LegalKEY practice support suite is in direct response to our clients' requests for the ability to easily perform queries and build client-specific reports. Now, even the novice users can access information from multiple sources to produce a single query or report," said LegalKEY President, Yuri Frayman. "The integration of Hummingbird's BI Query with LegalKEY's practice support systems is a perfect example of the synergies among both product lines. LegalKEY is able to better address the needs of our client base as a direct result of the acquisition by Hummingbird."

LegalKEY is planning to distribute the 10-user license of Hummingbird BI Query to all existing and new customers starting in September, 2004. For more information, interested parties can call 212-353-7588 or e-mail sales@legalkey.com.

For more information about Hummingbirds' comprehensive Business Intelligence Suite, visit http://www.hummingbird.com/products/enterprise/biquery/index.html

ABOUT HUMMINGBIRD BI(TM)
Hummingbird BI is a powerful, fully integrated and scalable enterprise business intelligence solution that allows desktop and Web-based users to access and analyze information stored throughout the enterprise. Hummingbird BI offers organizations a completely integrated, lowest cost of ownership enterprise business intelligence solution that is seamlessly enabled within Hummingbird Enterprise(TM).

ABOUT LEGALKEY TECHNOLOGIES, INC.
Headquartered in New York City, LegalKEY Technologies, Inc. is a visionary in developing and implementing integrated practice support systems for law firms that reflect the company's extensive knowledge of legal processes and information use. This in-depth understanding of firms' need for efficient access to information, coupled with LegalKEY's commitment to delivering the most current and complementary technologies, helps firms to manage information, improve productivity and mitigate risks. LegalKEY's product suite includes Enterprise Records Management, Conflicts Management, New Business Intake, Critical Dates Management and Relationship Management systems -- all fully integrated to enable consistent creation, use and maintenance of client/matter information. LegalKEY's clients include mid-and large-sized firms in both single-and multi-office environments throughout the United States, Canada and Europe, including nearly half of the AmLaw Top 100. For more information about LegalKEY products and services visit the company's website at www.legalkey.com, or contact sales@legalkey.com. LegalKEY is a Hummingbird Ltd. company.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

LEGALKEY CONTACTS:
Stephanie Pfeiffer                           Kandace Donovan
The M.O.I. Agency                            LegalKEY
856-642-1011                                 303-823-8899
Stephanie_pfeiffer@hotmail.com               kdonovan@legalkey.com

                                                                     DOCUMENT 4

Hummingbird Logo
Graphic Omitted


   ZELLE, HOFMANN, VOELBEL, MASON & GETTE LLP DEPLOY HUMMINGBIRD'S CUSTOMIZED
               BUSINESS INTELLIGENCE SOLUTION FOR LEGAL INDUSTRY

    Hummingbird Bi(TM) for Legal enables law firms to more easily collect, analyze and report on financial and operational data from multiple legal applications and data sources


TORONTO, ONTARIO AND LAWNET, PHOENIX, ARIZONA - AUGUST 23, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Zelle, Hofmann, Voelbel, Mason & Gette LLP has successfully deployed a customized matter-centric business intelligence (BI) solution using Hummingbird BI(TM), TO consolidate its reporting procedures and simplify report creation and distribution. The Hummingbird solution enables the firm to more easily collect, analyze and report on financial and operational data, from its multiple legal applications and data sources, offering the firm a more timely and accurate view of its business, improving strategic planning and overall decision making.

Hummingbird BI is seamlessly integrated with the Hummingbird Enterprise(TM) technologies deployed at the firm, including Hummingbird DM and the Enterprise Webtop, ensuring a secure environment to solve their information consolidation, distribution and dissemination challenges.

Headquartered in Minneapolis, Zelle Hofmann is a dispute resolution and litigation law firm with six offices across the United States. Hummingbird BI provides the firm with a customized matter-centric data model and a comprehensive set of pre-built reports that are specifically designed for the legal industry. Zelle Hofmann attorneys can access data across its multiple reporting systems easily and quickly, conduct on the fly queries and analysis, and generate reports on time and billing, client or matter-related, financial, practice area or attorney-based data. The attorneys and partners benefit from Hummingbird BI's user-friendly graphical user interface to create superior financial reporting capabilities quickly and efficiently, thereby improving productivity.

"We use four different tracking and reporting products at our firm and they are not interchangeable. The out-of-the-box reporting solutions do not give us the exact data we require and our accounting department often found themselves spending hours combining data from multiple reports to create the report they wanted," said Warren Knowles, technology implementation manager, Zelle Hofmann. "With Hummingbird BI we are able to consolidate our reporting procedure, providing on demand flexibility and improve delivery to attorneys."

Simplifying Report Creation and Distribution
A long-standing challenge facing the firm's accounting department has been the ability to easily and accurately report on financial data. One important report widely used across the firm is the Working Timekeeper Report that displays how each attorney spends their time - both billable and non-billable - over a given period. Zelle Hofmann uses this report to ensure that attorney time is being spent according to the time budgeted.

Previously, the Report combined six different Elite(R) reports into a spreadsheet. Working with Hummingbird, Zelle HofmanN developed a BI solution: using BI's easy yet powerful ad hoc queries, staff can combine all the data into a single comprehensive report that is now easier to read and analyze. With Hummingbird BI, the time to compile the Working Timekeeper Report has been reduced from hours to minutes.

Zelle Hofmann uses West km(R) as a link to internal documents stored in its Hummingbird DM system, via Westlaw(R) searches. When the attorneys search Westlaw, the same search will simultaneously query the DM system and specified documents subcategorized to be in that search will be returned with the Westlaw results. "For marketing reasons, our CFO wanted to be able to provide a measurable result to our attorneys of what West km was doing for us and how often it was being used," said Knowles. "However, our standard Westlaw usage report doesn't discriminate between Westlaw activities and West km activities."

With Hummingbird BI, administrative staff are able to query into the West km database and develop a simple report that shows how many West km specific activities were performed outside of Westlaw with activities broken down by user, date and matter. This way the firm can actually measure the number of times existing work product and its information is used for legal research thus saving client's money when fee earners reuse work product.

Genifax(TM), Zelle Hofmann's electronic fax system, is used for all inbound faxes. It provides electronic distribution of faxes directly to the attorney's e-mail. In order to provide accurate billing reports, the firm needed to keep track of inbound faxes, for example, how many incoming faxes, how many pages per fax, and which attorney received the fax. This information is recorded in the Genifax database, however Genifax cannot provide a report of these statistics. Using Hummingbird BI, administrators were able to create this simple report and make it accessible via the BI Web interface. The BI report can specify city of origin, number of faxes, number of pages per fax, average pages per fax, or all of the above.

"We use Hummingbird BI to create reports the users really want, reports that give them the data in the way they've always wanted to see it," adds Knowles. "Hummingbird BI allows us to compile data into more complex and comprehensive reports that significantly cut down on processing time and paper. Reports that used to take hours to compile and organize are now done in minutes. Additionally, the easy-to-use BI Web interface allows us to let anybody run these reports, not just users familiar with our financial system, which frees up valuable time for our accounting staff. We plan to extend Hummingbird BI use to provide more functionality to the end users, to automate the distribution of monthly reports and other time consuming processes."

Looking Ahead - Future Deployments
Zelle Hofmann has more plans for its Hummingbird Enterprise deployment. "In the future, we hope to expand on the BI potential by using it to cross report on multiple databases at once. Some immediate plans are a DM/West km merged database model, which will allow us to collectively report on document activity in both West km and DM simultaneously," said Knowles. "A DTE(R)/Elite merged BI model will allow accounting to quickly identify and report on missing or erroneous time entries. We also plan to use Hummingbird BI to tap into the extensive and complex Elite Conflicts index in order to easily and quickly provide client conflict and relationship information to attorneys."

"Hummingbird has a proven track record in helping law firms get the answers
---------------------------------------------------------------------------
they need, when they need them and in meaningful formats to accelerate time to
------------------------------------------------------------------------------
knowledge and improve overall decision making," said Andrew Pery, chief
-----------------------------------------------------------------------
marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird BI
-----------------------------------------------------------------------------
enables law firms to report on matter-centric information quickly and easily
----------------------------------------------------------------------------
throughout the entire lifecycle, from intake through final disposition.
-----------------------------------------------------------------------
Hummingbird is committed to providing the best solutions to the legal sector
----------------------------------------------------------------------------
for reducing risk, measuring profitability, increasing productivity and
-----------------------------------------------------------------------
improving efficiency."
----------------------

Warren Knowles from Zelle Hofmann will provide a live demonstration of their Hummingbird BI solution at LawNet 2004 at the Hummingbird SIG Session:
"Hummingbird Enterprise Suite - Bringing all the Pieces Together," August 24th, 10:30 a.m. - Noon, in Grand Canyon 3 and 4.

ABOUT ZELLE, HOFMANN, VOELBEL, MASON & GETTE LLP
Zelle, Hofmann, Voelbel, Mason & Gette LLP is a premier national dispute resolution and litigation law firm with rich and diverse experience in high-risk, high-stakes cases. The Firm excels at handling complex litigation and disputes on a national and international basis. With over 75 attorneys the Firm represents both defendants and plaintiffs in its trial and dispute resolution practice. The Firm's broad litigation experience includes antitrust, banking, business torts, class action, commercial, employment, environmental, ERISA, financial services, insurance coverage, intellectual property, mass tort, mold claims, personal injury, product liability, professional liability, reinsurance, securities, subrogation-third party recovery, unfair business practice and unfair competition litigation. Zelle Hofmann's attorneys are organized into groups that practice in particular areas and draw on resources from all our offices, across the country. Most Zelle Hofmann attorneys have experience on both sides of the table, which gives the Firm a distinct advantage in developing trial and other litigation strategies.

Zelle Hofmann has offices in Boston, Dallas, Los Angeles, Minneapolis, San Francisco and Washington, D.C.; and in Shanghai and Beijing, People's Republic of China, in affiliation with the Chinese law firm of ZY & Partners.

ABOUT HUMMINGBIRD BI(TM)
------------------------
Hummingbird BI is a powerful, fully integrated and scalable enterprise business intelligence solution that allows desktop and Web-based users to access and analyze information stored throughout the enterprise. Hummingbird BI offers organizations a completely integrated, lowest cost of ownership enterprise business intelligence solution that is seamlessly enabled within Hummingbird Enterprise(TM).

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

HUMMINGBIRD CONTACTS:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                     DOCUMENT 5

Hummingbird Logo
Graphic Omitted

   HUMMINGBIRD ANNOUNCES CONTENT LIBRARY CONSOLIDATION OFFERING TO EASE DATA
                      CENTRALIZATION EFFORTS FOR LAW FIRMS

       Hummingbird's Content Library Consolidation offering consists of
          Hummingbird Genio(R), Hummingbird's leading data integration tool, and legal-specific project templates, methodologies and best practices


Toronto, Ontario and LAWNET, Phoenix, Arizona - August 24, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the availability of a comprehensive Content Library Consolidation solution for law firms as part of its Enterprise Content Integration solution. The solution is designed to help law firms with their library consolidation efforts, to minimize the time required for consolidation while ensuring complete data integrity and availability throughout the process.

"In response to the clear movement towards data centre consolidation in law firms, Hummingbird is pleased to be the first vendor delivering a packaged solution to assist with this effort," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We are uniquely positioned to assist law firms with their centralization initiatives, as we have unmatched product capabilities and domain expertise."

Hummingbird Genio, Hummingbird's data integration offering, has already proven to be invaluable in many Global 2000 organizations for mission-critical data extraction, transformation and integration projects. The Content Library Consolidation offering for law firms is built on this solid foundation, packaged with legal-specific project templates, coupled with proven methodologies and best practices.

The Content Library Consolidation offering is designed to be a cost-effective quick start program. This pre-packaged, fixed rate solution consists of all the tools and professional services required to ensure maximum return on investment on consolidation efforts.

Howrey Simon Arnold & White, one of the world's leading international law firms, was one of the first firms to leverage Hummingbird's data integration tool to consolidate its distributed libraries. Hummingbird Genio was used to consolidate data from multiple libraries in offices across the firm into a single, centralized repository. The resulting document management configuration has reduced hardware expenditures and IT support and maintenance costs for the firm, directly affecting the bottom line.

"With offices spread across the United States and over 1,600 staff, the fast, efficient exchange and integration of documents and information is fundamental to our success," said Robert Koenen, COO at Howrey Simon Arnold & White. "With Hummingbird's centralized library solution, our attorneys and staff have access to all our documents from one centralized repository. The solution is flexible, open, easy-to-use and administer, resulting in improved collaboration between internal staff and external clients and reduced operating costs and IT manpower."

Attorneys at Akin Gump Strauss Hauer & Feld LLP are also benefiting from the consolidation of the firm's IT resources. Bradley S. Christmas, CIO at Akin Gump says, "Prior to deploying Hummingbird Enterprise, we were using nearly 30 separate DM libraries. Now over six million documents are consolidated into two production libraries and one archive library in two data centres. Our server hardware requirements were reduced and we are now positioned to accommodate additional lawyers with minimal increases in per-lawyer technology expense."

Fasken Martineau DuMoulin LLP, Canada's fourth largest law firm, employs over 1,400 people in nine offices. Prior to implementing the Hummingbird DM system, Fasken required conversion of approximately 1.5 million documents from a competing document management system. "Our data integration project processed documents in batches, grouped by author, converting all metadata, including history, and documents from six source libraries, into a single DM destination library," said Greg Christensen, Director - Knowledge Management Technology Support, Fasken Martineau DuMoulin LLP. "Our consolidated DM system simplifies and reduces administration costs and improves knowledge sharing across the firm - providing us with real competitive advantages."

The Hummingbird Content Library Consolidation solution is available immediately. For more information, please visit:
http://www.hummingbird.com/products/enterprise/content_integration/index.html

ABOUT HUMMINGBIRD CONTENT INTEGRATION(TM)
-----------------------------------------
Hummingbird Enterprise Content Integration represents a new generation of enterprise integration, which allows Hummingbird Enterprise content to be shared across each of the components of Hummingbird Enterprise. This provides organizations with a unified view of their enterprise content - enterprise content that is accessible, meaningful and actionable. Hummingbird Content Integration consists of a data integration solution, Hummingbird Genio(R), that transforms, enriches and directS information across multiple enterprise systems and applications. Also included with Hummingbird Content Integration is a metadata management solution, Hummingbird Met@Data(TM), which ties and links all information system components though theIr metadata. This enterprise solution provides seamless access to all metadata sources enabling knowledge workers to gain access to valuable information, and making the time they spend locating and retrieving information more productive.

ABOUT HUMMINGBIRD

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 c ustomers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com



Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                     DOCUMENT 6

Hummingbird Logo
Graphic Omitted

       HUMMINGBIRD ANNOUNCES INTEGRATION WITH LEXISNEXIS(R) TOTAL SEARCH

     Joint solution offers legal professionals powerful knowledge sharing capabilities and more efficient use of internal resources


TORONTO, ONTARIO AND LAWNET, PHOENIX, ARIZONA - AUGUST 25, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and LexisNexis(R), a leader in comprehensive and authoritative legal, news and business information, today announced the integration of Hummingbird Enterprise(TM) and LexisNexis(R) Total Search V.2. The combined technologies will provide increased flexibility and improve knowledge sharing capabilities for legal professionals.

LexisNexis Total Search, a Web browser-based application, allows legal professionals to search the lexis.com(R) service while simultaneously searching the law firm's internal work product stored in the Hummingbird DM repositories. Legal teams can fully utilize the intellectual property and collective expertise already residing within the firm and deliver the highest quality work product to colleagues and clients more efficiently.

Hummingbird Enterprise provides an integrated suite of practice management solutions for legal teams to securely access, manage and share work product within the firm and with clients. Firm know-how and work product is protected and preserved in a highly secure, centralized workspace. Legal professionals gain a competitive advantage by ensuring best practices, precedent, and expertise are retained and organized.

With LexisNexis Total Search and Hummingbird Enterprise integration, users can quickly and easily find relevant internal work product for the search topic, including existing briefings, memos and motions, directly from their DM repositories, when searching any LexisNexis database or file. Relevant firm documents are copied from the DM system, indexed and stored. Users can then easily review and navigate between both internal documents and LexisNexis results. The firm's administrator can determine internal document access and entitlement based on security permissions assigned in Hummingbird DM, ensuring security and confidentiality of internal work product.

"This latest integration with Hummingbird indicates the dedication of LexisNexis to provide flexible technology solutions that leverage a firm's superior work product and existing technologies," said Joe Swimmer, Technology Market Planner, LexisNexis. "We look forward to continuing our work with Hummingbird and further expanding our relationship for the betterment of our customers and their legal practices."

LexisNexis Total Search is the only tool available in the legal industry that provides end-users with cross-references between and within internal firm content and, more specifically, between particular point-of-law discussions within documents. Additionally, LexisNexis Total Search is the only knowledge management tool that embeds Shepard's(R) Signal indicators into current internal work product as well as LexisNexis content, allowing legal professionals to cite check with maximum efficiency. Through LexisNexis Total Search, these Shepard's Signal indicators are updated every ten minutes.

"Our alliance with LexisNexis enhances both our offerings for the benefit of our respective clients. By leveraging the combined technologies, we are providing our legal customers with the most effective knowledge management tools available," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Our clients have very high expectations of their IT investments. One of the main reasons we remain a leader in the legal market is because we continually strive to exceed those expectations."

The LexisNexis Total Search integration further extends Hummingbird's strategic alliance with LexisNexis. Earlier this year, Hummingbird announced Hummingbird Enterprise(TM) for Contract Management, partnering with LexisNexis and its award-winning HotDocs(R) document automation software. The new Hummingbird solution provides a secure environment for managing the full lifecycle of contracts. During the creation/revision phase, the HotDocs document automation software facilitates the creation, management, and review of new contracts. With HotDocs, users can create and manage standardized templates and build clause libraries.

ABOUT LEXISNEXIS
LexisNexis(R) (www.lexisnexis.com ) is a leader in comprehensive and authoritative legal, news and business information and tailored applications. A member of Reed Elsevier Group plc (www.reedelsevier.com ), the company does business in 100 countries with 13,000 employees worldwide. In addition to its flagship Web-based research service, LexisNexis, the company includes some of the world's most respected legal publishers such as Martindale-Hubbell, Matthew Bender, Butterworths, Les Editions du Juris-Classeur, Abeledo-Perrot and Orac.

In the United States, LexisNexis(R) Total Research System offers an extensive range of online and print legal and regulatory information products, tools, customized Web applications and critical filing services that help legal professionals reach confident decisions and comply with the law.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:


Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

LEXISNEXIS CONTACT:
Bob Sadowski
Manager, Public Relations
Tel: 937-865-8816
Fax: 937-865-1583
bob.sadowski@lexisnexis.com

                                                                     DOCUMENT 7

Hummingbird Logo
Graphic Omitted


          HUMMINGBIRD AND ADVANCED PRODUCTIVITY SOFTWARE ANNOUNCE
                     MATTER-CENTRIC TIME ENTRY SOLUTION

     Integrated technologies enable attorneys and legal staff access to DTE Everywhere(TM) 2004 from within the Hummingbird Enterprise(TM) Webtop


TORONTO, ONTARIO AND LAWNET, PHOENIX, ARIZONA - AUGUST 25, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the completed integration of Hummingbird Enterprise(TM) Webtop with DTE Everywhere(TM) 2004 from the time entry software leader Advanced Productivity Software, Inc (APS). The integrated technologies extend the matter-centric way of working that legal professionals are familiar with to the billable time entry process, offering legal and professional services firms access to additional matter information from a single virtual location.

"With Hummingbird's deeply rooted knowledge and experience of the legal industry we understand the new ways that lawyers want to work," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We are committed to enhancing our existing matter lifecycle management solutions by providing additional integration with leading legal software applications such as DTE Everywhere web-based time entry software."

With this matter-centric time entry solution, attorneys and legal staff can now input, view and modify information in DTE Everywhere 2004 along with all other relevant matter information such as documents from Hummingbird Enterprise(TM) DM, contacts from InterAction(R), and financial information from Elite(R). Additionally, should an attorney wish to enter time from within the matter-centric view, all information for the matter is pre-populated within the DTE Everywhere 2004 time entry module and all the attorney needs to do is enter time worked and activity narrative. While working in the matter-centric view, legal staff can also access time entry calendars from DTE in relation to the matter being viewed.

The Enterprise Webtop is a full-featured and standards-based portal framework for easily integrating critical business applications and content. Lawyers can store, organize and retrieve work product, billing information, legal research, and other external data by client-matter or practice. If an attorney is working on a particular matter within the Enterprise Webtop, that attorney has access to all information regarding that matter in a single virtual location.

APS' DTE Everywhere 2004 provides attorneys with flexible, web-based time entry from any location. Built on Microsoft(R).NET and Microsoft(R) IIS platforms, with SOAP Web Services Access, the software integrates smoothly with Hummingbird Enterprise Webtop. DTE Everywhere 2004's design and feature set closely mimic the desktop DTE experience, with a familiar interface and toolset to help end-users capture more time.

"DTE Everywhere 2004 is a giant leap forward in web-based time entry. The ability to integrate with firm applications and portals, such as Hummingbird Enterprise Webtop, gives timekeepers even greater flexibility in how they track time. The more tailored the time entry process is to the way that attorneys work, the more productivity and profitability rise as a direct result of increased billable time capture," said Jim Tharpe, president, APS.

Hummingbird and APS will be showcasing the integrated matter-centric time entry solution at LawNet 2004, in Phoenix, Arizona, August 23 - 26, at Hummingbird booths 308 and 310.

ABOUT ADVANCED PRODUCTIVITY SOFTWARE

Headquartered in Atlanta, APS has been in the forefront of the legal and professional services markets since 1990 with user-friendly and technologically advanced time entry and time tracking software. More than 75,000 users worldwide currently run such well-known APS products as Distributed Time Entry (DTE), DTE Integrated, DTE InHand for the Palm OS(TM) handhelds; LookUp Precision, the premier online research time tracking and cost recovery software; and RollCall, a staff time and attendance product. For more information about the highly respected APS family of affordable and innovative time keeping products, please call 800-783-9231 or visit the company's web site at www.aps-soft.com.

ABOUT HUMMINGBIRD ENTERPRISE(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

HUMMINGBIRD CONTACTS:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
 Inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com

ADVANCED PRODUCTIVITY SOFTWARE CONTACT :
Scott Mulka, Director of Marketing
Phone:  (770) 998-9698
E-mail:  smulka@aps-soft.com

                                                                  DOCUMENT 8

                                                        Hummingbird Logo
                                                        Graphic Omitted


                                                        Hummingbird Ltd.
                                                        1 Sparks Avenue
                                                        Toronto, Ontario M2H 2W1
                                                        Canada
                                                        Tel. (416) 496-2200
                                                        Fax  (416) 496-2207



August 25, 2004


Dear Hummingbird Shareholder:

THIRD QUARTER AND NINE MONTHS ENDED JUNE 30, 2004

We enclose the following information for the quarter and nine months ended June 30, 2004:

   o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

   o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

   o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

   o Press release dated July 20, 2004 reporting our financial results for the above periods.


We thank you for your continued interest and support.


Sincerely,




/s/ Fred Sorkin

Chairman and Chief Executive Officer

Encl.

                                                                     U.S. GAAP







            Interim Unaudited Consolidated Financial Statements of

            HUMMINGBIRD LTD.


            Quarter and Nine Months ended June 30, 2004



HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                  U.S. GAAP
(thousands of U.S.$)

                                                                             As at                     As at
                                                                            June 30                 September 30
                                                                             2004                      2003
                                                                             ----                      ----
                                                                          (Unaudited)                (Audited)


ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $    107,369              $     94,583
  Short-term investments                                                          19,672                     9,425
  Accounts receivable                                                             54,183                    56,008
  Unbilled receivables                                                               917                       566
  Income taxes recoverable                                                             -                     3,226
  Inventory                                                                          831                       737
  Prepaid expenses                                                                 6,626                     3,997
  Other receivables                                                                2,204                     4,007
-------------------------------------------------------------------------------------------------------------------

                                                                                 191,802                   172,549
OTHER ASSETS                                                                       3,332                     3,473
FIXED  ASSETS                                                                     13,384                    13,624
INTANGIBLES                                                                      159,216                   176,144
-------------------------------------------------------------------------------------------------------------------
                                                                            $    367,734              $    365,790
===================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                         $     21,381              $     28,363
  Income taxes payable                                                               956                         -
  Current portion of other long-term liabilities                                     271                       965
  Deferred revenue                                                                67,308                    54,701
-------------------------------------------------------------------------------------------------------------------

                                                                                  89,916                    84,029
DEFERRED INCOME TAXES                                                             12,559                    17,776
OTHER LONG-TERM LIABILITIES                                                        1,082                     2,458
-------------------------------------------------------------------------------------------------------------------
                                                                                 103,557                   104,263
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,543,113 common at June 30, 2004
                           and 17,544,953 at September 30, 2003                  165,408                   164,307
ADDITIONAL PAID-IN CAPITAL                                                         3,510                     3,510
RETAINED EARNINGS                                                                 96,189                    94,640
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                (930)                     (930)
-------------------------------------------------------------------------------------------------------------------
                                                                                 264,177                   261,527
-------------------------------------------------------------------------------------------------------------------

                                                                            $    367,734              $    365,790
===================================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                       Nine Months Ended
                                                                                            June 30
                                                                                   2004                  2003
                                                                                   ----                  ----
                                                                               (Unaudited)            (Unaudited)

Retained earnings, beginning of period                                      $     94,640              $     98,864
Premium on shares repurchased                                                     (1,590)                   (6,740)
Net income for the period                                                          3,139                     5,162
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                            $     96,189              $     97,286
===================================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                          U.S. GAAP
(thousands of U.S.$, except share data)


                                                                      Three Months Ended               Nine Months Ended
                                                                            June 30                        June 30
                                                                      2004           2003             2004            2003
                                                                      ----           ----             ----            ----
                                                                   (Unaudited)   (Unaudited)       (Unaudited)     (Unaudited)


SALES                                                           $     56,227    $      48,105    $    160,898    $     139,202
COST OF SALES                                                          6,562            4,741          18,522           12,513
-------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                          49,665           43,364         142,376          126,689
-------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                 24,675           21,093          69,491           60,020
  Research and development                                            10,122            9,935          30,041           27,724
  General and administration                                           5,211            5,163          15,629           14,903
  Amortization of intangibles                                          5,764            4,653          17,738           13,448
  In-process research and development expense                              -                -               -            1,050
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                        45,772           40,844         132,899          117,145
-------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                       3,893            2,520           9,477            9,544

INTEREST AND OTHER INCOME, NET                                           398              310             964            1,341
-------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                             4,291            2,830          10,441           10,885
INCOME TAX EXPENSE (Note 5)                                            1,923            1,450           7,302            5,723
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                      $      2,368    $       1,380    $      3,139    $       5,162
===============================================================================================================================
BASIC EARNINGS PER SHARE                                        $       0.13    $        0.08    $       0.18    $        0.29
===============================================================================================================================
DILUTED EARNINGS PER SHARE                                      $       0.13    $        0.08    $       0.18    $        0.29
===============================================================================================================================
BASIC WEIGHTED AVERAGE
  NUMBER OF SHARES (in thousands)                                     17,583           17,667          17,576           17,900
===============================================================================================================================
DILUTED WEIGHTED AVERAGE
  NUMBER OF SHARES (in thousands)                                     17,740           17,739          17,761           18,021
===============================================================================================================================
RECONCILIATION TO CANADIAN GAAP
NET INCOME, U.S. GAAP                                           $      2,368    $       1,380    $      3,139    $       5,162
Amortization of intangibles                                             (786)            (624)         (2,360)          (3,153)
In-process research and development expense                                -                -               -            1,050
Income taxes                                                             268              228             591            1,165
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME, Canadian GAAP                                       $      1,850    $         984    $      1,370    $       4,224
===============================================================================================================================
BASIC EARNINGS PER SHARE, Canadian GAAP                         $       0.11    $        0.06    $       0.08    $        0.24
===============================================================================================================================
DILUTED EARNINGS PER SHARE, Canadian GAAP                       $       0.10    $        0.06    $       0.08    $        0.23
===============================================================================================================================
BASIC WEIGHTED AVERAGE
  NUMBER OF SHARES (in thousands), Canadian GAAP                      17,583           17,667          17,576           17,900
===============================================================================================================================
DILUTED WEIGHTED AVERAGE
  NUMBER OF SHARES (in thousands), Canadian GAAP                      17,740           17,739          17,761           18,021
===============================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                  U.S. GAAP
(thousands of U.S.$)


                                                                    Three Months Ended                    Nine Months Ended
                                                                         June 30                             June 30
                                                                    2004           2003                  2004          2003
                                                                    ----           ----                  ----          ----
                                                                (Unaudited)     (Unaudited)           (Unaudited)   (Unaudited)


CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income                                                 $      2,368     $      1,380            $  3,139     $     5,162
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                     5,764            4,653              17,738          13,448
    In-process research and development expense                         -                -                   -           1,050
    Deferred income taxes                                          (1,436)          (1,306)             (5,379)         (3,492)
    Depreciation                                                      904              925               2,796           2,957
  Changes in operating assets and liabilities:
    Accounts receivable                                             5,230              (73)              1,825           1,652
    Unbilled receivables                                             (160)            (206)               (351)           (512)
    Income taxes recoverable / payable                                652            3,830               4,344           1,767
    Inventory                                                        (102)              (6)                (94)            (57)
    Prepaid expenses and other assets                                (487)          (1,012)             (2,488)         (1,823)
    Other receivables                                                 261              612               1,803             230
    Accounts payable and accrued liabilities                       (2,950)          (2,325)             (6,982)         (1,474)
    Deferred revenue                                                2,051            1,129              12,607           5,370
-------------------------------------------------------------------------------------------------------------------------------
                                                                   12,095            7,601              28,958          24,278
-------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net (purchased) matured                   (2,119)           7,221             (10,247)          8,455
Acquisitions - net of cash acquired                                     -           (5,904)               (810)        (17,819)
Additions to fixed assets                                            (568)            (706)             (2,556)         (2,487)
-------------------------------------------------------------------------------------------------------------------------------
                                                                   (2,687)             611             (13,613)        (11,851)
-------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                            (17)             (36)             (2,070)           (158)
  Shares repurchased                                               (1,480)               -              (2,714)        (13,228)
  Issuance of shares                                                  104                6               2,225             895
-------------------------------------------------------------------------------------------------------------------------------
                                                                   (1,393)             (30)             (2,559)        (12,491)
-------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    8,015            8,182              12,786             (64)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     99,354           88,307              94,583          96,553
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     $    107,369     $     96,489             107,369     $    96,489
===============================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                              $         16     $         16           $      25     $        40
  Income taxes paid (received)                                      2,745           (1,143)              8,391           8,694
  Interest received                                                   381              308               1,001           1,031


                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


2.       ACQUISITIONS

         FISCAL 2004

         There have been no acquisitions during the nine month period ended June 30, 2004.

         FISCAL 2003

         The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions during the nine month period ended June 30, 2003:


                                                                   Dispro/Key
                                                      LegalKEY     Automation     Kramer Lee        Total
        Current assets                                 $ 2,998       $ 3,490        $ 1,624        $ 8,112
        Fixed assets                                       178           206          1,191          1,575
        Liabilities                                     (2,108)       (2,377)        (4,098)        (8,583)
        Deferred income taxes                           (1,247)       (1,102)        (1,489)        (3,838)
        Intangibles
          Acquired technology                            2,224         2,245          1,369          5,838
          In-process research and development              809           241              -          1,050
          Non-competition agreements                       599           905          2,597          4,101
          Trademarks                                       295             -              -            295
          Customer relationships                             -             -            568            568
          Customer contracts                                 -             -            428            428
          Goodwill                                         875         5,742          3,941         10,558
        ----------------------------------------------------------------------------------------------------
                                                       $ 4,623       $ 9,350        $ 6,131       $ 20,104
        ====================================================================================================

        Consideration given:
          Cash paid                                    $ 4,400       $ 9,074        $ 5,785       $ 19,259
          Transaction costs                                169           227            248            644
          Integration costs                                 54            49             98            201
        ----------------------------------------------------------------------------------------------------
                                                       $ 4,623       $ 9,350        $ 6,131       $ 20,104
        ====================================================================================================

        The acquisitions were accounted for as purchase transactions in accordance with SFAS 141 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stages of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the projects.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


         The amounts allocated to IPR&D projects were expensed in the period that the acquisition occurred if technological feasibility of the project had not been achieved and no alternative future uses had been established. In connection with the acquisitions described below, IPR&D expense of $1,050 for the nine months ended June 30, 2003, represents the write off of IPR&D.

         The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years
         Customer relationships                               3 years
         Customer contracts                                   1 year


         Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

         The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition.


         LEGAL KEY TECHNOLOGIES, INC.

         On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

         LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

         Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, during fiscal 2004 the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.

         KEY AUTOMATION NEDERLAND B.V. AND ITS AFFILIATE DISPRO B.V.

         On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

         Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


         Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. In addition, the Company may be required to make a contingent payment, in cash, of up to approximately $1,200 (1,000 Euro), based on the agreed upon financial performance in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.

         KRAMER LEE & ASSOCIATES

         On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee").

         Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

         Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to approximately $1,450 (800 GBP), based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $346 for the acquisition.

         INTEGRATION COSTS

         The following table provides a summary of the integration costs relating to the 2003 acquisitions:

                                                                      Employee
                                                                        Costs      Other      Total
         --------------------------------------------------------------------------------------------
         Integration costs on acquisition                               $ 335      $ 166       $ 501
         Amounts incurred in 2003                                         (78)       (39)       (117)
         --------------------------------------------------------------------------------------------
         Balance September 30, 2003                                       257        127         384
         Amounts incurred in the nine months ended June 30, 2004         (257)      (127)       (384)
         --------------------------------------------------------------------------------------------
         Balance June 30, 2004                                          $   -      $ $ -       $   -
         ============================================================================================

         PRO FORMA INFORMATION

         Unaudited pro forma results, assuming the acquisitions of LegalKEY, Dispro/Key Automation and Kramer Lee had taken place at the beginning of fiscal 2003, are estimated to be as follows for the periods presented below:

                                        Three months ended     Nine months ended
                                           June 30, 2003         June 30, 2003
         -----------------------------------------------------------------------
         Sales                                  $ 48,346          $ 145,618
         Net income                             $    252            $ 2,724
         -----------------------------------------------------------------------
         Basic earning per share                $   0.01            $ 0.15
         Diluted earning per share              $   0.01            $ 0.15
         =======================================================================

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


         These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2003.


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                     June 30,      September
                                                        2004        30, 2003
         ---------------------------------------------------------------------

         Accounts payable  trade                  $   9,896         $ 11,062
         Accrued liabilities:
            Trade                                      5,817            8,671
            Payroll related                            5,431            6,455
            Acquisition related                            -            1,705
            Other                                        237              470
         ---------------------------------------------------------------------
                                                   $  21,381         $ 28,363
         =====================================================================


4.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                      Common Shares
                                                                            --------------------------------
                                                                               Issued                $
         ---------------------------------------------------------------------------------------------------
         Balance as at September 30, 2003                                       17,544,953     $  164,307
         Stock options exercised during the nine months ended
           June 30, 2004 under the Employee Stock Option Plan                      117,760          2,225
         Shares repurchased during the nine months ended June 30, 2004            (119,600)        (1,124)
         ---------------------------------------------------------------------------------------------------
         Balance as at June 30, 2004                                            17,543,113      $ 165,408
         ===================================================================================================

         Shares Issued

         During the quarter ended June 30, 2004, the Company issued 5,601 common shares pursuant to the Employee Stock Option Plan for proceeds of $104 (quarter ended June 30, 2003 - 350 for $6).

         For the nine months ended June 30, 2004, the Company issued 117,760 common shares pursuant to the Employee Stock Option Plan for proceeds of $2,225 (nine months ended June 30, 2003 - 53,315 for $895).

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


         Share Repurchase Program

         On November 13, 2003, the Company announced that it had received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares. The 2004 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market, and all shares purchased under the 2004 Bid will be cancelled. The 2004 Bid commenced on November 17, 2003, and will terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended June 30, 2004, the Company repurchased and cancelled 68,300 shares at an average price of $21.67 per share for a total consideration of $1,480, which has been applied to reduce share capital and retained earnings by $644 and $836, respectively.

         For the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at an average price of $22.70 per share for a total consideration of $2,714, which has been applied to reduce share capital and retained earnings by $1,124 and $1,590, respectively.

         On October 24, 2002, the Company received approval to commence a normal course issuer bid (the "2003 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ National Market. The 2003 Bid commenced on October 29, 2002, and was to terminate on the earlier of October 28, 2003, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2003 Bid. The 2003 Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

         During the quarter ended June 30, 2003, the Company did not repurchase any shares.

         For the nine months ended June 30, 2003, the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which was applied to reduce share capital and retained earnings by $6,488 and $6,740, respectively.

         Comprehensive Income

         Comprehensive income was $2,368 and $3,139 for the three and nine months ended June 30, 2004 and $1,380 and $5,162 for the three and nine months ended June 30, 2003, respectively.

         Accounting for Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:


                                                                Three months ended        Nine months ended
                                                                     June 30                   June 30
                                                                  2004         2003         2004        2003
         ------------------------------------------------------------------------------------------------------
         Net income  reported                                 $  2,368     $  1,380     $ 3,139    $   5,162
         Stock-based compensation expense                          (847)      (1,108)     (2,214)      (4,279)
         ------------------------------------------------------------------------------------------------------
         Net income  pro forma                                $  1,521     $    272     $   925        $ 883
         ------------------------------------------------------------------------------------------------------

         Basic earnings per share  reported                   $   0.13     $   0.08     $  0.18    $   0.29
         ------------------------------------------------------------------------------------------------------
         Diluted earnings per share  reported                 $   0.13     $   0.08     $  0.18    $   0.29
         ------------------------------------------------------------------------------------------------------

         Basic earnings per share  pro forma                  $   0.09     $   0.02     $  0.05    $   0.05
         ------------------------------------------------------------------------------------------------------
         Diluted earnings per share  pro forma                $   0.09     $   0.02     $  0.05    $   0.05
         ------------------------------------------------------------------------------------------------------

         The estimated fair value of the stock options at grant date used to compute the pro forma net income and earnings per share was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                             Three months ended       Nine months ended
                                                                                   June 30                  June 30
                                                                              2004         2003         2004        2003
         ------------------------------------------------------------------------------------------------------------------
         Expected dividend                                                     0.0%         0.0%        0.0%       0.0%
         Expected volatility                                                  42.0%        42.1%       41.4%      45.0%
         Risk-free interest rate                                               4.0%         4.0%        4.0%        4.0%
         Expected option life in years                                          4            4           4           4
         Weighted average stock option fair value per option granted        $ 8.47       $ 7.44      $ 8.57      $ 7.87
         ------------------------------------------------------------------------------------------------------------------

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.


6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and nine months ended June 30, 2004 and 2003:


         (thousands of shares)                                     Three months ended         Nine months ended
                                                                        June 30                    June 30
                                                                     2004         2003         2004        2003
         ---------------------------------------------------------------------------------------------------------
         Weighted average number of shares outstanding                17,583      17,667       17,576      17,900
         Net effect of dilutive stock options                            157          72          185         121
         ---------------------------------------------------------------------------------------------------------
         Weighted average number of diluted shares outstanding        17,740      17,739       17,761      18,021
         =========================================================================================================


         For the quarter ended June 30, 2004, there were 1,750,859 options (2,053,000 - quarter ended June 30, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the nine months ended June 30, 2004, there were 1,750,859 options (1,926,769 - nine months ended June 30, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line

                                                   Three months ended               Nine months ended
                                                         June 30                         June 30
                                                   2004            2003             2004           2003
         ------------------------------------------------------------------------------------------------
         Hummingbird Connectivity               $ 17,183         $ 16,954         $  51,837     $ 52,957
         Hummingbird Enterprise                   39,044           31,151           109,061       86,245
         ------------------------------------------------------------------------------------------------
                                                $ 56,227         $ 48,105         $ 160,898     $139,202
         ================================================================================================


         Sales by country of origin

                                                   Three months ended               Nine months ended
                                                         June 30                         June 30
                                                   2004            2003             2004           2003
         ------------------------------------------------------------------------------------------------
          U.S.A                                $  27,067         $ 26,480       $   79,193      $ 74,931
          Europe                                  24,275           16,616           62,521        48,031

          Canada                                   3,574            3,343           14,516        11,479
          Asia Pacific                             1,311            1,666            4,668         4,761
         ------------------------------------------------------------------------------------------------
                                               $  56,227         $ 48,105        $ 160,898      $139,202
         ================================================================================================


         Geographical distribution of sales by customer location


                                                   Three months ended               Nine months ended
                                                         June 30                         June 30
                                                   2004            2003             2004           2003
         ------------------------------------------------------------------------------------------------
         U.S.A.                                $  26,985         $ 26,188       $  78,644      $  73,941
         Europe                                   24,275           16,619          62,522         47,992
         Canada                                    2,421            2,118          10,995          7,718
         Others                                    2,546            3,180           8,737          9,551
         ------------------------------------------------------------------------------------------------
                                               $  56,227         $ 48,105       $ 160,898      $ 139,202
         ================================================================================================

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================



         Long-lived assets by country of origin

                                               June 30,          September 30,
                                                   2004                   2003
         -----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                               $1,747               $ 2,307
             Canada                              10,773                10,486
             Europe                               3,663                 3,880
             Asia Pacific                           533                   424
         -----------------------------------------------------------------------
                                                 16,716                17,097
         Intangibles                            159,216               176,144
         -----------------------------------------------------------------------
                                              $ 175,932             $ 193,241
         =======================================================================

         It is not practicable to allocate intangibles by country of origin.


8.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2004.

         Guarantees and Indemnities

         The Company has no guarantees and as such, has not recorded a liability in the accompanying consolidated balance sheets as at June 30, 2004.

         The Company provides indemnifications in the normal course of business, which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing contracts. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, and in some cases the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. As such, there is no liability recorded for indemnifications in the accompanying consolidated balance sheets as at June 30, 2004.

         Contingencies

         The contingencies as at June 30, 2004, are consistent with the contingencies referred to in the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


9.       FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at June 30, 2004, the Company had no foreign exchange contracts outstanding. For the nine months ended June 30, 2004 and 2003, the Company had net foreign exchange gains of $1,440 and $3,222, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at June 30, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at June 30, 2004, were invested primarily in commercial paper.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate fair value.


10.      RECENT ACCOUNTING PRONOUNCEMENT

         In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003, for Variable Interest Entities created prior to February 1, 2003. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement.

                                                                    U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months Ended June 30, 2004
(amounts in thousands of U.S. Dollars, except share data)
===============================================================================


         In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement.

                                                                  CANADIAN GAAP








        Interim Unaudited Consolidated Financial Statements of

        HUMMINGBIRD LTD.


        Quarter and Nine Months ended June 30, 2004


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                 CANADIAN GAAP
(thousands of U.S.$)

                                                                                           As at              As at
                                                                                          June 30          September 30
                                                                                            2004               2003
                                                                                            ----               ----
                                                                                        (Unaudited)          (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                         $      107,369     $        94,583
  Short-term investments                                                                    19,672               9,425
  Accounts receivable                                                                       54,183              56,008
  Unbilled receivables                                                                         917                 566
  Income taxes recoverable                                                                       -               3,226
  Inventory                                                                                    831                 737
  Prepaid expenses                                                                           6,626               3,997
  Other receivables                                                                          2,204               4,007
-----------------------------------------------------------------------------------------------------------------------
                                                                                           191,802             172,549
OTHER ASSETS                                                                                 3,332               3,473
FIXED  ASSETS                                                                               13,384              13,624
INTANGIBLES                                                                                139,973             159,261
-----------------------------------------------------------------------------------------------------------------------
                                                                                    $      348,491     $       348,907
=======================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                                 $       21,381     $        28,363
  Income taxes payable                                                                         956                   -
  Current portion of other long-term liabilities                                               271                 965
  Deferred revenue                                                                          67,308              54,701
-----------------------------------------------------------------------------------------------------------------------
                                                                                            89,916              84,029
FUTURE INCOME TAXES                                                                         15,637              21,445
OTHER LONG-TERM LIABILITIES                                                                  1,082               2,458
-----------------------------------------------------------------------------------------------------------------------
                                                                                           106,635             107,932
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,543,113 common at June 30, 2004
                           and 17,544,953 at September 30, 2003                            200,613             199,753
RETAINED EARNINGS                                                                           40,914              40,893
CUMULATIVE TRANSLATION ADJUSTMENTS                                                             329                 329
-----------------------------------------------------------------------------------------------------------------------
                                                                                           241,856             240,975
-----------------------------------------------------------------------------------------------------------------------
                                                                                    $      348,491     $       348,907
=======================================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                                Nine Months Ended
                                                                                                   June 30
                                                                                             2004               2003
                                                                                             ----               ----
                                                                                         (Unaudited)         (Unaudited)

Retained earnings, beginning of period                                               $       40,893     $        41,808
Premium on shares repurchased                                                                (1,349)             (5,337)
Net income for the period                                                                     1,370               4,224
-------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                     $       40,914     $        40,695
=========================================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                  CANADIAN GAAP
(thousands of U.S.$, except share data)


                                                              Three Months Ended                 Nine Months Ended
                                                                   June 30                               June 30
                                                            2004             2003                2004            2003
                                                            ----             ----                ----            ----
                                                         (Unaudited)      (Unaudited)        (Unaudited)       (Unaudited)

SALES                                                  $    56,227           48,105      $    160,898     $      139,202
COST OF SALES                                                6,562            4,741            18,522             12,513
---------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                49,665           43,364           142,376            126,689
---------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Sales and marketing                                       24,675           21,093            69,491             60,020
  Research and development                                   9,597            9,410            28,466             26,149
  General and administration                                 5,211            5,163            15,629             14,903
  Amortization of intangibles                                6,550            5,277            20,098             16,601
---------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                              46,033           40,943           133,684            117,673
---------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                             3,632            2,421             8,692              9,016
INTEREST AND OTHER INCOME, NET                                 398              310               964              1,341
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                   4,030            2,731             9,656             10,357
INCOME TAX EXPENSE (Note 5)                                  2,180            1,747             8,286              6,133
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                             $     1,850              984      $      1,370     $        4,224
===========================================================================================================================

BASIC EARNINGS PER SHARE                               $      0.11             0.06      $       0.08     $         0.24
===========================================================================================================================
DILUTED EARNINGS PER SHARE                             $      0.10             0.06      $       0.08     $         0.23
===========================================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                      17,583           17,667            17,576             17,900
===========================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                      17,740           17,739            17,761             18,021
===========================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                  CANADIAN GAAP
(thousands of U.S.$)

                                                              Three Months Ended                 Nine Months Ended
                                                                   June 30                               June 30
                                                            2004             2003                2004            2003
                                                            ----             ----                ----            ----
                                                         (Unaudited)      (Unaudited)        (Unaudited)       (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income                                            $     1,850     $       984      $     1,370      $       4,224
  Add (deduct) items not affecting cash:
    Amortization of intangibles                               6,550           5,277           20,098             16,601
    Future income taxes                                      (1,704)         (1,534)          (5,970)            (4,657)
    Depreciation                                                904             925            2,796              2,957
  Changes in operating assets and liabilities:
    Accounts receivable                                       5,230             (73)           1,825              1,652
    Unbilled receivables                                       (160)           (206)            (351)              (512)
    Income taxes recoverable / payable                          652           3,830            4,344              1,767
    Inventory                                                  (102)             (6)             (94)               (57)
    Prepaid expenses and other assets                          (487)         (1,012)          (2,488)            (1,823)
    Other receivables                                           261             612            1,803                230
    Accounts payable and accrued liabilities                 (2,950)         (2,325)          (6,982)            (1,474)
    Deferred revenue                                          2,051           1,129           12,607              5,370
------------------------------------------------------------------------------------------------------------------------
                                                             12,095           7,601           28,958             24,278
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Short-term investments, net (purchased) matured           (2,119)          7,221          (10,247)             8,455
   Acquisitions - net of cash acquired                            -          (5,904)            (810)           (17,819)
   Additions to fixed assets                                   (568)           (706)          (2,556)            (2,487)
------------------------------------------------------------------------------------------------------------------------
                                                             (2,687)            611          (13,613)           (11,851)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                      (17)            (36)          (2,070)              (158)
  Shares repurchased                                         (1,480)              -           (2,714)           (13,228)
  Issuance of shares                                            104               6            2,225                895
------------------------------------------------------------------------------------------------------------------------
                                                             (1,393)            (30)          (2,559)           (12,491)
------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              8,015           8,182           12,786                (64)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD               99,354          88,307           94,583             96,553
------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                $   107,369     $    96,489      $   107,369      $      96,489
========================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                         $        16     $        16      $        25      $          40
  Income taxes paid (received)                                2,745          (1,143)           8,391              8,694
  Interest received                                             381             308            1,001              1,031


                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


2.       ACQUISITIONS

         Fiscal 2004
         There have been no acquisitions during the nine month period ended June 30, 2004.

         Fiscal 2003

         The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the acquisitions during the nine month period ended June 30, 2003:


                                                                          Dispro/Key
                                                             LegalKEY     Automation    Kramer Lee        Total
        Current assets                                        $ 2,998       $ 3,490       $ 1,624        $ 8,112
        Fixed assets                                              178           206         1,191          1,575
        Liabilities                                            (2,108)       (2,377)       (4,098)        (8,583)
        Future income taxes                                    (1,570)       (1,187)       (1,489)        (4,246)
        Intangibles
          Acquired technology                                   3,033         2,486         1,369          6,888
          Non-competition agreements                              599           905         2,597          4,101
          Trademarks                                              295             -             -            295
          Customer relationships                                    -             -           568            568
          Customer contracts                                        -             -           428            428
          Goodwill                                              1,198         5,827         3,941         10,966
        ----------------------------------------------------------------------------------------------------------
                                                              $ 4,623       $ 9,350       $ 6,131      $  20,104
        ==========================================================================================================
        Consideration given:
          Cash paid                                           $ 4,400       $ 9,074       $ 5,785       $ 19,259
          Transaction costs                                       169           227           248            644
          Integration costs                                        54            49            98            201
        ----------------------------------------------------------------------------------------------------------
                                                              $ 4,623       $ 9,350       $ 6,131      $  20,104
        ==========================================================================================================

         The acquisitions were accounted for as purchase transactions in accordance with the CICA Handbook Section 1581 and, accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets, the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         The acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

          Acquired technology                                 5 years
          Non-competition agreements                          3 years
          Trademarks                                          5 years
          Customer relationships                              3 years
          Customer contracts                                  1 year

        Goodwill recorded on acquisition will not be amortized but instead will be subject to the annual impairment test of all recorded goodwill.

        The results of operations have been included in the Company's financial statements subsequent to the dates of acquisition.


        Legal Key Technologies, Inc.

        On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY").

        LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

        Under the terms of the acquisition, the Company paid cash of $4,400 for LegalKEY. In addition, during fiscal 2004 the Company made a contingent payment of $810 based on the agreed upon financial performance in calendar year 2003, and may be required to make a further contingent payment, in cash, of up to $800 subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $223 as a result of this acquisition.



        Key Automation Nederland B.V. and its affiliate Dispro B.V.

        On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation").

        Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. Dispro/Key Automation were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

        Under the terms of the acquisition, the Company paid cash of $9,074 for Dispro/Key Automation. In addition, the Company may be required to make a contingent payment, in cash, of up to approximately $1,200 (1,000 Euro), based on the agreed upon financial performance in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $276 as a result of this acquisition.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


        Kramer Lee & Associates

        On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee").

        Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

        Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to approximately $1,450 (800 GBP), based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction and integration costs of $346 for the acquisition.

        Integration Costs

         The following table provides a summary of the integration costs relating to the 2003 acquisitions:

                                                                              Employee        Other      Total
                                                                                Costs
       ---------------------------------------------------------------------------------------------------------
       Integration costs on acquisition                                         $  335       $   166    $  501
       Amounts incurred in 2003                                                    (78)          (39)     (117)
       ---------------------------------------------------------------------------------------------------------
       Balance September 30, 2003                                                  257           127       384
       Amounts incurred in the nine months ended June 30, 2004                    (257)         (127)     (384)
       ---------------------------------------------------------------------------------------------------------
       Balance June 30, 2004                                                    $    -     $       -    $    -
       =========================================================================================================


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                                                           June 30, September 30,
                                                                                              2004          2003
       ---------------------------------------------------------------------------------------------------------

        Accounts payable - trade                                                         $  9,896    $  11,062
        Accrued liabilities:

           Trade                                                                            5,817        8,671
           Payroll related                                                                  5,431        6,455
           Acquisition related                                                                  -        1,705
           Other                                                                              237          470
       ---------------------------------------------------------------------------------------------------------
                                                                                         $ 21,381    $  28,363
       =========================================================================================================

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


4.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.


         Issued and Outstanding Shares
                                                                                                Common Shares
                                                                                     -------------------------------
                                                                                         Issued             $
         -----------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2003                                              17,544,953     $  199,753
         Stock options exercised during the nine months ended
           June 30, 2004 under the Employee Stock Option Plan                             117,760          2,225
         Shares repurchased during the nine months ended June 30, 2004                   (119,600)        (1,365)
         -----------------------------------------------------------------------------------------------------------
         Balance as at June 30, 2004                                                    17,543,113      $ 200,613
         ===========================================================================================================


         Shares Issued

         During the quarter ended June 30, 2004, the Company issued 5,601 common shares pursuant to the Employee Stock Option Plan for proceeds of $104 (quarter ended June 30, 2003 - 350 for $6).

         For the nine months ended June 30, 2004, the Company issued 117,760 common shares pursuant to the Employee Stock Option Plan for proceeds of $2,225 (nine months ended June 30, 2003 - 53,315 for $895).


         Share Repurchase Program

         On November 13, 2003, the Company announced that it had received approval to commence a normal course issuer bid (the "2004 Bid") for up to 1,000,000 of its common shares. The 2004 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market, and all shares purchased under the 2004 Bid will be cancelled. The 2004 Bid commenced on November 17, 2003, and will terminate on the earlier of November 16, 2004, or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended June 30, 2004, the Company repurchased and cancelled 68,300 shares at an average price of $21.67 per share for a total consideration of $1,480, which has been applied to reduce share capital and retained earnings by $781 and $699, respectively.

         For the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at an average price of $22.70 per share for a total consideration of $2,714, which has been applied to reduce share capital and retained earnings by $1,365 and $1,349, respectively.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         On October 24, 2002, the Company received approval to commence a normal course issuer bid (the "2003 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ National Market. The 2003 Bid commenced on October 29, 2002, and was to terminate on the earlier of October 28, 2003, or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2003 Bid. The 2003 Bid terminated on October 28, 2003, and the total number of shares repurchased and subsequently cancelled was 816,400.

         During the quarter ended June 30, 2003, the Company did not repurchase any shares.

         For the nine months ended June 30, 2003, the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which was applied to reduce share capital and retained earnings by $7,891 and $5,337, respectively.

         Stock-based compensation and other stock-based payments

         Under the Company's employee stock-based compensation plan, options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" for years beginning prior to January 1, 2004.
         Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

         As permitted by Section 3870, the Company has not yet adopted the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, has included the required pro forma disclosure (see below) as if this method had been applied for options granted from October 1, 2002 onward. The Company continues to account for employee stock options by measuring the compensation cost as the excess, if any, of the market price of the common shares at the date of the grant over the granted price of the option.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Had the Company applied a fair value based method which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:


                                                                   Three months ended           Nine months ended
                                                                         June 30                     June 30
                                                                   2004           2003          2004          2003
         ------------------------------------------------------------------------------------------------------------
         Net income - reported                                     $ 1,850        $ 984         $ 1,370      $ 4,224
         Stock-based compensation expense                             (437)        (211)         (1,029)        (353)
         ------------------------------------------------------------------------------------------------------------
         Net income - pro forma                                    $ 1,413        $ 773         $   341      $ 3,871
         ============================================================================================================
         Basic earnings per share - reported                        $   0.11      $ 0.06         $  0.08      $  0.24
         ------------------------------------------------------------------------------------------------------------
         Diluted earnings per share - reported                      $   0.08      $  0.10        $  0.06      $  0.23
         ------------------------------------------------------------------------------------------------------------

         Basic earnings per share - pro forma                       $   0.08      $  0.04        $  0.02      $  0.22
         ------------------------------------------------------------------------------------------------------------
         Diluted earnings per share - pro forma                     $   0.08      $  0.04        $  0.02      $  0.22
         ------------------------------------------------------------------------------------------------------------


         The estimated fair value of the stock options used to compute the pro forma net income (loss) and earnings (loss) per share was the estimated fair value at the grant date determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                             Three months ended       Nine months ended
                                                                                   June 30                  June 30
                                                                              2004        2003          2004        2003
      -------------------------------------------------------------------------------------------------------------------
      Expected dividend                                                        0.0%        0.0%         0.0%         0.0%
      Expected volatility                                                     42.0%       42.1%        41.4%        45.0%
      Risk-free interest rate                                                  4.0%        4.0%         4.0%         4.0%
      Expected option life in years                                              4           4            4            4
      Weighted average stock option fair value per option granted           $ 8.47      $ 7.44       $ 8.57      $  7.87
      ===================================================================================================================



5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to the substantially enacted tax rates, the amount of future taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and nine months ended June 30, 2004 and 2003:


        (thousands of shares)                                         Three months ended       Nine months ended June
                                                                            June 30                      30
                                                                       2004           2003           2004         2003
        ---------------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding                 17,583         17,667        17,576       17,900
        Net effect of dilutive stock options                             157             72           185          121
        ---------------------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding         17,740         17,739        17,761       18,021
        ===============================================================================================================


         For the quarter ended June 30, 2004, there were 1,750,859 options (2,053,000 - quarter ended June 30, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the nine months ended June 30, 2004, there were 1,750,859 options (1,926,769 - nine months ended June 30, 2003) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.



7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                               Three months ended                  Nine months
                                                                     June 30                          ended
                                                                                                     June 30
                                                                 2004             2003            2004           2003
         -------------------------------------------------------------------------------------------------------------
          Hummingbird Connectivity                          $  17,183      $    16,954     $     51,837      $  52,957
          Hummingbird Enterprise                               39,044           31,151          109,061         86,245
         -------------------------------------------------------------------------------------------------------------
                                                           $   56,227      $    48,105     $    160,898      $ 139,202
         =============================================================================================================

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Sales by country of origin
                                                                 Three months ended              Nine months ended
                                                                     June 30                           June 30

                                                                 2004           2003             2004        2003
          -------------------------------------------------------------------------------------------------------------
          U.S.A                                              $ 27,067       $ 26,480        $   79,193        $ 74,931
          Europe                                               24,275         16,616            62,521          48,031
          Canada                                                3,574          3,343            14,516          11,479
          Asia Pacific                                          1,311          1,666             4,668           4,761
          -------------------------------------------------------------------------------------------------------------
                                                             $ 56,227       $ 48,105         $ 160,898        $139,202
          =============================================================================================================


         Geographical distribution of sales by customer location

                                                                 Three months ended              Nine months ended
                                                                     June 30                           June 30
                                                               2004               2003         2004              2003
         --------------------------------------------------------------------------------------------------------------
         U.S.A.                                           $   26,985          $  26,188     $  78,644        $   73,941
         Europe                                               24,275             16,619        62,522            47,992
         Canada                                                2,421              2,118        10,995             7,718
         Others                                                2,546              3,180         8,737             9,551
         --------------------------------------------------------------------------------------------------------------
                                                          $   56,227          $  48,105     $ 160,898        $  139,202
         ==============================================================================================================


         Long-lived assets by country of origin
                                                                                       June 30,            September 30,
                                                                                          2004                     2003
         --------------------------------------------------------------------------------------------------------------
         Fixed and other assets
             U.S.A                                                                    $   1,747               $   2,307
             Canada                                                                      10,773                  10,486
             Europe                                                                       3,663                   3,880
             Asia Pacific                                                                   533                     424
         --------------------------------------------------------------------------------------------------------------
         Intangibles                                                                     16,716                  17,097
                                                                                        139,973                 159,261
         --------------------------------------------------------------------------------------------------------------
                                                                                     $  156,689               $ 176,358
         ==============================================================================================================

         It is not practicable to allocate intangibles by country of origin.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


8.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2004.

         Guarantees and Indemnities

         The Company has no guarantees and as such, has not recorded a liability in the accompanying consolidated balance sheet as at June 30, 2004.

         The Company provides indemnifications in the normal course of business, which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing contracts. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, and in some cases the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Historically, the Company has not made any significant payments under such indemnifications. As such, there is no liability recorded for indemnifications in the accompanying consolidated balance sheet as at June 30, 2004.

         Contingencies

         The contingencies as at June 30, 2004, are consistent with the contingencies referred to in the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.



9.       FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at June 30, 2004, the Company had no foreign exchange contracts outstanding. For the nine months ended June 30, 2004 and 2003, the Company had net foreign exchange gains of $1,440 and $3,222, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

                                                                 Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and Nine Months ended June 30, 2004
(amounts in thousands of U.S. dollars, except share data)
===============================================================================

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at June 30, 2004, were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at June 30, 2004, were invested primarily in commercial paper.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate fair value.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")




Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and Nine Months ended June 30, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview

This MD&A should be read in conjunction with the Company's September 30, 2003 annual audited consolidated financial statements and notes, and the June 30, 2004 interim unaudited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements for the year ended September 30, 2003 are included in the Annual Report to Shareholders.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Acquisition History

In fiscal 2003, the Company completed four acquisitions, as follows.

On July 1, 2003, the Company acquired all of the issued and outstanding shares of Valid Information Systems Limited ("Valid"). Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom. The Company paid $17.7 million in total consideration for Valid, including transaction costs, integration costs and retention money. In addition, the Company may be required to make a contingent payment based on the financial performance of Valid for the two years following the date of acquisition. Any future payments will be accounted for as goodwill.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")

On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee"). Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Under the terms of the acquisition, the Company paid cash of $6.1 million for Kramer Lee. In addition, the Company may be required to make a contingent payment based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 26, 2003, the Company acquired all of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation"). Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. The Company paid $9.4 million in total consideration for Dispro/Key Automation, including transaction costs and integration costs. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Dispro/Key Automation in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY"). LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company paid $4.6 million in total consideration for LegalKEY, including transaction costs and integration costs. In addition, during fiscal 2004 the Company made a contingent payment of $0.8 million based on the agreed upon financial performance in calendar year of 2003, and may be required to make a further contingent payment, in cash, of up to $0.8 million subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year of 2004. This and any future payment in connection with this acquisition will be accounted for as goodwill.

These acquisitions were accounted for as purchase transactions in accordance with the Statement of Financial Accounting Standards 141 for US GAAP purposes and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the dates of the acquisition. The results of operations have been included in our financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be included in the annual impairment test of all recorded goodwill.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used in the preparation of the condensed quarterly financial statements are described in Note 2 of our 2003 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the June 30, 2004 condensed quarterly financial statements.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for US GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to the annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the Nasdaq National Market to the carrying value of our net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized. On August 1, 2003 the Company performed its first annual impairment test and determined there was no impairment of the recorded goodwill. As a result, the second step was not required.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Results of Operations in Accordance with U.S. GAAP

Three months ended June 30, 2004 compared with three months ended June 30,
2003


                                                     Quarter ended June 30,      Quarter ended June 30,     % change
(U.S. dollars in thousands, unaudited)                        2004                        2003                from
--------------------------------------------------------------------------------------------------------      fiscal
                                                       Actual    % of Sales          Actual    % of            2003
                                                                                              Sales          to 2004
                                                     -------------------------    ----------------------- -------------
Sales                                                   $56,227          100%       $48,105      100%            16.9%
Cost of sales                                             6,562         11.7%         4,741      9.9%            38.4%
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                             49,665         88.3%        43,364     90.1%            14.5%
-----------------------------------------------------------------------------------------------------------------------
  Sales and marketing                                    24,675         43.9%        21,093     43.8%            17.0%
  Research and development                               10,122        18. 0%         9,935     20.7%             1.9%
  General and administration                              5,211          9.3%         5,163     10.7%             0.9%
  Amortization of intangibles                             5,764         10.2%         4,653      9.6%            23.9%
-----------------------------------------------------------------------------------------------------------------------
Total expenses                                           45,772         81.4%        40,844     84.8%            12.1%
-----------------------------------------------------------------------------------------------------------------------
Operating income                                         3, 893          6.9%         2,520      5.3%            54.5%
Interest and other income, net                              398          0.7%           310      0.6%            28.4%
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                4,291          7.6%         2,830      5.9%            51.6%
Income tax expense                                       1, 923          3.4%         1,450      3.0%            32.6%
-----------------------------------------------------------------------------------------------------------------------
Net income                                              $ 2,368          4.2%       $ 1,380      2.9%            71.6%
=======================================================================================================================

Basic earnings per share                                $  0.13                      $ 0.08                      62.5%
=======================================================================================================================
Diluted earnings per share                              $  0.13                      $ 0.08                      62.5%
=======================================================================================================================


Results of Operations

Sales for the quarter ended June 30, 2004 were $56.2 million, compared to $48.1 million for the quarter ended June 30, 2003. Income before income taxes for the current quarter was $4.3 million compared to income before income taxes of $2.8 million a year ago, representing an increase of $1.5 million. Net income for the quarter ended June 30, 2004 was $2.4 million compared to net income of $1.4 million, representing an increase of $1.0 million from the third quarter of last year. Basic and diluted earnings per share were $0.13 for the current quarter compared to basic and diluted earnings per share of $0.08 in the third quarter of fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Sales for the quarter ended June 30, 2004 were $56.2 million compared to $48.1 million for the same period of last fiscal year. Sales from the Company's two product families were:


                                                        Quarter ended      Quarter ended     % change
($US millions, unaudited)                                June 30, 2004     June 30, 2003     from 2003
--------------------------------------------------------------------------------------------------------

Hummingbird Connectivity                                     $  17.2          $  17.0             1.2%
Hummingbird Enterprise                                          39.0             31.1            25.4%
--------------------------------------------------------------------------------------------------------
                                                             $  56.2          $  48.1            16.8%
========================================================================================================


Hummingbird Connectivity sales for the current quarter were $17.2 million compared to $17.0 million for the same period of last fiscal year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $39.0 million compared to $31.1 million in the third quarter of fiscal 2003.

Sales from Hummingbird Connectivity were relatively unchanged, as expected. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $6.6 million in the current quarter compared to $4.7 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.7% was higher than the 9.9% in the third quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

Gross Profit

Gross profit increased by 14.5% or $6.3 million to $49.7 million in the current quarter compared to $43.4 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.3% of sales in the current period, lower than the 90.1% in the third quarter of fiscal 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $24.7 million from $21.1 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.9% of sales in the current quarter, slightly higher than the 43.8% in the same period of last year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal periods. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $10.1 million, up 1.9% from the $9.9 million in the same quarter of last year. Research and development expenses were 18.0% of the current period's sales, down from 20.7% of sales in the third quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses remained unchanged at $5.2 million, compared to the same period a year ago. As a percentage of sales, they were 9.3% in the current quarter down from 10.7% in the same quarter of last year.

Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $5.8 million in the current quarter, an increase of $1.1 million, from $4.7 million in the third quarter of fiscal 2003. The increase was due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended June 30, 2004 increased to $0.4 million from $0.3 million in the quarter ended June 30, 2003. As a percentage of sales, interest and other income in the current quarter increased to 0.7% from 0.6% in the same period of last year.

Income Tax Expense

The Company had a tax expense for accounting purposes during the current quarter of $1.9 million on income before taxes of $4.3 million, representing an effective tax rate of 44.8%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 37.0%. In the comparable quarter in fiscal 2003, the Company had a tax expense for accounting purposes of $1.5 million, on income before tax of $2.8 million, representing an effective tax rate of 51.2 %. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.5%.

Net Income

Net income for the quarter was $2.4 million compared to a net income of $1.4 million in the same period of last year, representing an increase of $1.0 million. This increase is due to higher sales in the current quarter in comparison to the same period a year ago.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Basic and Diluted Earnings Per Share

Basic earnings per share for the quarter ended June 30, 2004 was $0.13 compared to basic earnings per share of $0.08 in the third quarter of fiscal 2003. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.58 million versus a basic weighted average number of shares of 17.67 million in the same period of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.13 based on a diluted weighted average number of shares of 17.74 million versus diluted earnings per share of $0.08 based on a diluted weighted average number of shares of 17.74 million in the same quarter of the previous fiscal year.


Nine months ended June 30, 2004 compared with Nine months ended June 30, 2003

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2004 to the three months ended June 30, 2003.


                                                    Nine months ended           Nine months ended         % change
(U.S. dollars in thousands, unaudited)                June 30, 2004               June 30, 2003          from fiscal
-------------------------------------------------------------------------------------------------------
                                                    Actual    % of Sales          Actual    % of Sales    to    2003
                                                                                                               2004
                                                  ------------------------      -----------------------  ------------
Sales                                               $ 160,898        100%         $ 139,202       100%         15.6%
Cost of sales                                          18,522      11. 5%            12,513       9.0%         48.0%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                          142,376       88.5%           126,689      91.0%         12.4%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  69,491      43. 2%            60,020      43.1%         15.8%
  Research and development                             30,041       18.7%            27,724     19. 9%          8.4%
  General and administration                           15,629        9.7%            14,903      10.7%          4.9%
  Amortization of intangibles                          17,738       11.0%            13,448       9.7%         31.9%
  In-process research and development expense              -           -              1,050       0.8%      (100.0%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                        132,899       82.6%           117,145      84.2%         13.4%
---------------------------------------------------------------------------------------------------------------------
Operating income                                        9,477        5.9%             9,544       6.8%        (0.7%)
Interest and other income, net                            964        0.6%             1,341       1.0%       (28.1%)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                             10,441        6.5%            10,885       7.8%        (4.1%)
Income tax expense                                      7,302        4.5%             5,723       4.1%         27.6%
---------------------------------------------------------------------------------------------------------------------
Net income                                           $  3,139        2.0%           $ 5,162       3.7%       (39.2%)
=====================================================================================================================

Basic earnings per share                              $  0.18                       $  0.29                  (37.9%)
=====================================================================================================================
Diluted earnings per share                            $  0.18                       $  0.29                  (37.9%)
=====================================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Results of Operations

Sales of $160.9 million for the nine months ended June 30, 2004 represent a 15.6% increase from $139.2 million for the nine months ended June 30, 2003. Income before income taxes was $10.4 million for the nine months ended June 30, 2004, compared to income before income taxes of $10.9 million in the same period of 2003. Net income for the nine months ended June 30, 2004 was $3.1 million, compared to net income of $5.2 million in the comparable period of 2003. Basic earnings per share and diluted earnings per share were $0.18 for the current nine month period, compared to basic and diluted earnings per share of $0.29 in the same nine months of last year.

Sales

Year to date sales for the nine month period ended June 30, 2004 were $160.9 million versus $139.2 million for the same period last year. Sales from the Company's two product families were:


                                                   Nine months ended       Nine months ended
($US millions, unaudited)                              June 30, 2004       June 30, 2003         % change
                                                                                                 from 2003
------------------------------------------------------------------------------------------------------------
Hummingbird Connectivity                                       $  51.8               $  53.0          (2.3%)
Hummingbird Enterprise                                           109.1                  86.2           26.6%
------------------------------------------------------------------------------------------------------------
                                                               $ 160.9               $ 139.2           15.6%
============================================================================================================

For the current nine month period Hummingbird Connectivity sales were $51.8 million versus $53.0 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $109.1 million or $22.8 million higher than the $86.2 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year.

Cost of Sales

For the nine months ended June 30, 2004, costs of sales increased by $6.0 million or 48.0% to $18.5 million from $12.5 million in the nine months ended June 30, 2003. Cost of sales were 11.5% of sales in the nine months ended June 30, 2004 compared to 9.0% in the same period of last year. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

Gross Profit

For the latest nine month period, gross profit was $142.4 million compared to $126.7 million for the same period in the previous year, representing an increase of $15.7 million. This improvement was primarily due to higher sales during the nine months ended June 30, 2004. Gross profit was 88.5% of sales in the current nine month period, lower than the 91.0% in the comparative nine month period.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Sales and Marketing Expenses

Sales and marketing costs of $69.5 million were 43.2% of sales in the nine months ended June 30, 2004, compared to $60.0 million or 43.1% of sales in the first nine months of the previous year. Sales and marketing expenses were $9.5 million or 15.8% higher in the current nine month period versus the comparable period a year ago. The increase in sales and marketing expenses is partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales.

Research and Development Expenses

Research and development expenses in the nine months ended June 30, 2004 of $30.0 million have increased by 8.4% from the $27.7 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 18.7% of sales, lower than the 19.9% in the same period of 2003. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies.

General and Administration Expenses

In the nine months ended June 30, 2004, general and administration expenses totaled $15.6 million, an increase of $0.7 million or 4.9% from the $14.9 million incurred in the first nine months of last year. This increase was mostly due to the additional expenses of the acquired companies. General and administrative expenses were 9.7% of sales in the nine months ended June 30, 2004, down from 10.7% in the comparable period last year.

Amortization of Intangibles

In the nine months ended June 30, 2004, amortization of intangibles increased to $17.7 million compared to $13.4 million in the nine months ended June 30, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

In-process Research and Development Expense

In-process research and development expenses were recorded on the acquisitions in the second quarter of the previous year. There were no acquisitions in the current fiscal year, and hence no comparable in-process research and development expense.

Interest and Other Income, Net

In the nine months ended June 30, 2004, interest and other income was marginally lower at $1.0 million compared to $1.3 million in the first nine months of last fiscal year. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Income Tax Expense

In the nine months ended June 30, 2004, the Company had a tax expense for accounting purposes of $7.3 million on income before taxes of $10.4 million, representing an effective tax rate of 69.9%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would be 37.4%. In the comparable period in fiscal 2003, the Company had a tax expense of $5.7 million on income before tax of $10.9 million, representing an effective rate of 52.6 %. This high rate of tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.6%.

Net Income

In the nine months ended June 30, 2004, net income was $3.1 million compared to net income of $5.2 million in the nine months ended June 30, 2003.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the nine months ended June 30, 2004 was $0.18 compared to basic and diluted earnings per share of $0.29 in the corresponding period of last year. The earnings per share for the latest nine month period was based on a basic weighted average number of shares of 17.58 million and a diluted weighted average number of shares of 17.76 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 17.90 million and a diluted weighted average number of shares of 18.02 million.


Liquidity and Capital Resources


(U.S. dollars in thousands, unaudited)
------------------------------------------------------------------------------------------------------------
                                                            Quarter ended      Quarter ended      % change
                                                            June 30, 2004      June 30, 2003      from 2003
                                                      ------------------------------------------------------
Working capital                                                 $ 101,886          $ 108,389         (6.0%)
Cash and cash equivalents, and short-term investments             127,041            111,205         14.2%
Net cash provided by operating activities                          12,095              7,601         59.1%
-----------------------------------------------------------------------------------------------------------


The Company had cash and cash equivalents, and short-term investments of $127.0 million as at June 30, 2004 compared to $111.2 million as at June 30, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days. At June 30, 2004, the longest original term to maturity for short-term investments was 106 days.

The Company had an operating cash inflow of $12.1 million during the current quarter down, from the operating cash inflow of $7.6 million during the third quarter of the prior year.

Capital expenditures in the current quarter were $0.6 million, down from $0.7 million a year ago. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


The Company repurchased and cancelled 68,300 of its own shares at a cost of $1.5 million during the current quarter, while in the same quarter of last year no repurchase of shares took place. The Company received $0.1 million from employees exercising their stock options in the current quarter, and only a nominal amount in the same quarter of last year.

For the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at a cost of $2.7 million (nine months ended June 30, 2003 - 693,600 shares at a cost of $13.2 million). The Company received $2.2 million from employees exercising their stock options in the nine month period ended June 30, 2004 (nine months ended June 30, 2003 - $0.9 million).

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position

Cash and cash equivalents plus short-term investments increased as at June 30, 2004 by $23.0 million to $127.0 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $54.2 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing a decrease of $1.8 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $21.4 million as at June 30, 2004, $7.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at June 30, 2004 was $67.3 million versus $54.7 million as at September 30, 2003, an increase of $12.6 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at June 30, 2004, the Company had other long-term liabilities totaling $1.4 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)
                                                       June 30,  September 30,
                                                         2004       2003
                                                     (unaudited)
-------------------------------------------------------------------------------

Lease inducements                                      $  282        $  362
Retention money                                           831           831
Long-term debt is comprised of:
   Capital lease obligations                              214           384
   Overdraft facility                                      26           187
   Term loans                                               -           874
   Mortgage                                                 -           785
-------------------------------------------------------------------------------
                                                       $1,353        $3,423
===============================================================================

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders' of Valid in January 2006.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during in the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of June 30, 2004.


(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------------------------------------
                            Payments due by period
--------------------------------------------------------------------------------------------------------------
                                                                  Less than      1 to 3     4 to 5
                                                          Total      1 year       years      years  Thereafter
--------------------------------------------------------------------------------------------------------------
Capital lease obligations                               $   214      $  137      $   60      $  17     $    -
Lease inducements                                           282         108         174          -          -
Long-term debt (excluding capital lease                      26          26           -          -          -
obligations)
Retention money on prior year acquisition                   831           -         831          -          -
--------------------------------------------------------------------------------------------------------------
                                                          1,353         271       1,065         17          -
Operating leases                                         27,840       6,559       9,334      5,963      5,984
--------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                     $ 29,193     $ 6,830    $ 10,399    $ 5,980    $ 5,984
==============================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended September 30, 2002 through June 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with US GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                        Three months ended
                                      -----------------------------------------------------------------------------------------
Selected Consolidated Statements of   Sept.30,   Dec.31,    Mar.31,    June 30,   Sept.30,    Dec.31,    Mar.31,    June.30,
Income Data (Unaudited)                 2002       2002       2003       2003        2003       2003       2004       2004
                                      --------   -------    -------    --------   --------    -------    ------     --------
(in thousands, except per share     (unaudited)(unaudited)(unaudited)(unaudited)(unaudited) (unaudited)(unaudited)(unaudited)
    data)
Sales                                  $ 46,201   $ 44,076  $ 47,021   $ 48,105   $ 53,381    $ 50,007   $ 54,664   $ 56,227
Net income (loss)                          (49)      2,004     1,778      1,380     (1,442)     (1,297)     2,068      2,368
Diluted earnings (loss) per share          0.00       0.11      0.10       0.08      (0.08)      (0.07)      0.12       0.13
Diluted WA* shares outstanding           18,307     18,318    17,955     17,739     17,568      17,551     17,811     17,740


Selected Consolidated Statements                         Years ended September 30,
                                                     ----------------------------------
 of Income Data                                       2001          2002         2003
                                                     ---------   ----------    --------
(in thousands, except per share data)
Sales                                                $ 207,962    $ 180,400    $ 192,583
Net income (loss)                                        3,657       (2,914)       3,720
Diluted earnings (loss) per share                         0.20        (0.16)        0.21
Diluted WA* shares outstanding                          18,654       18,305       17,928

* - Weighted average


                                                                               As at
                                      -----------------------------------------------------------------------------------------
Consolidated Balance Sheets Data      Sept.30,   Dec.31,    Mar.31,    June 30,   Sept.30,   Dec.31,    Mar.31,    June.30,
(in thousands)                          2002       2002       2003       2003       2003       2003       2004        2004
                                      --------   -------    -------    --------   --------    -------    ------     --------
                                               (unaudited)(unaudited)(unaudited)            (unaudited)(unaudited)(unaudited)
Cash, cash equivalents and            119,724    119,686     110,244    111,205    104,008    115,571    116,907    127,041
    short-term investments
Working capital                       124,780    123,903     111,504    108,389     88,520     93,406     96,194    101,886
Total assets                          350,949    348,762     352,068    356,565    365,790    366,474    368,442    367,734
Other long-term liabilities               548        506         426      1,584      3,423      3,324      1,370      1,353
Shareholders' equity                  272,484    268,941     263,937    265,313    261,527    260,539    263,185    264,177


Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Results of Operations In Accordance with Canadian GAAP

Three months ended June 30, 2004 compared with three months ended June 30, 2003


                                                 Quarter ended June 30,      Quarter ended June 30,            % change
(U.S. dollars in thousands, unaudited)                    2004                        2003                        from
------------------------------------------------------------------------------------------------------           fiscal
                                                  Actual     % of Sales         Actual    % of Sales               2003
                                                                                                                to 2004
                                                --------------------------   -------------------------   ---------------
Sales                                             $ 56,227           100%         $48,105        100%             16.9%

Cost of sales                                        6,562          11.7%           4,741        9.9%             38.4%

------------------------------------------------------------------------------------------------------------------------
Gross profit                                        49,665          88.3%          43,364       90.1%             14.5%

------------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                               24,675          43.9%          21,093       43.8%             17.0%

  Research and development                           9,597          17.1%           9,410       19.6%              2.0%

  General and administration                         5,211           9.2%           5,163       10.7%              0.9%

  Amortization of intangibles                        6,550          11.6%           5,277       11.0%             24.1%

------------------------------------------------------------------------------------------------------------------------
Total expenses                                      46,033          81.8%          40,943       85.1%             12.4%
------------------------------------------------------------------------------------------------------------------------
Operating income                                     3,632           6.5%           2,421        5.0%             50.0%

Interest and other income, net                         398           0.7%             310        0.6%             28.4%
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           4,030           7.2%           2,731        5.6%             47.6%

Income tax expense                                   2,180           3.9%           1,747        3.6%             24.8%
------------------------------------------------------------------------------------------------------------------------
Net income                                         $ 1,850           3.3%          $  984        2.0%             88.0%
========================================================================================================================
Basic earnings per share                           $  0.11                         $ 0.06                         83.3%
========================================================================================================================
Diluted earnings per share                         $  0.10                         $ 0.06                         66.7%
========================================================================================================================


Results of Operations
Sales for the quarter ended June 30, 2004 were $56.2 million, compared to $48.1 million for the quarter ended June 30, 2003. Income before income taxes for the current quarter was $4.0 million compared to income before income taxes of $2.7 million a year ago, representing an increase of $1.3 million. Net income for the latest quarter was $1.9 million compared to net income of $1.0 million, representing an increase of $0.10 million from the third quarter of last fiscal year. Basic earnings per share were $0.11 and diluted earnings per share were $0.09 for the current quarter compared to basic and diluted earnings per share of $0.06 in the third quarter of fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Sales for quarter ended June 30, 2004 were $56.2 million compared to $48.1 million for the third quarter of last fiscal year. Sales from the Company's two product families were:


($US millions, unaudited)                            Quarter ended       Quarter ended         % change
                                                     June 30, 2004       June 30, 2003         from 2003
---------------------------------------------------------------------------------------------------------
Hummingbird Connectivity                                  $  17.2              $ 17.0              1.2%
Hummingbird Enterprise                                       39.0                31.1             25.4%
---------------------------------------------------------------------------------------------------------
                                                          $  56.2              $ 48.1             16.8%
==========================================================================================================

Hummingbird Connectivity sales for the current quarter were $17.2 million compared to $17.0 million for the same period of last fiscal year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $39.0 million compared to $31.1 million in the third quarter of fiscal 2003.

Sales from Hummingbird Connectivity were relatively unchanged, as expected. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $6.6 million in the current quarter compared to $4.7 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.7% was higher than the 9.9% in the third quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

Gross Profit

Gross profit increased by 14.5% or $6.3 million to $49.7 million in the current quarter compared to $43.4 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.3% of sales in the current period, lower than the 90.1% in the third quarter of fiscal 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $24.7 million from $21.1 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.9% of sales in the current quarter, slightly higher than the 43.8% in the same period of last year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal periods. The Company believes that significant investments in research and development are required to remain competitive.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Research and development expenses in the current quarter were $9.6 million, up 2.0% from the $9.4 million in the same quarter of last year. Research and development expenses were 17.1% of the current period's sales, down from 19.6% of sales in the third quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses remained unchanged at $5.2 million, compared to the third quarter of last year. As a percentage of sales, they were 9.3% in the current quarter down from 10.7% in the same quarter of last year.

Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $6.6 million in the current quarter, an increase of $1.3 million, from $5.3 million in the third quarter of fiscal 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended June 30, 2004 increased to $0.4 million from $0.3 million in the quarter ended June 30, 2003. As a percentage of sales, interest and other income in the current quarter increased to 0.7% from 0.6% in the same period of last year.

Income Tax Expense

The Company had a tax expense for accounting purposes during the current quarter of $2.2 million on income before taxes of $4.0 million, representing an effective tax rate of 54.1%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Excluding this impact, the effective rate would have been 40.1%. In the comparable quarter in fiscal 2003, the Company had a tax expense for accounting purposes of $1.7 million on income before taxes of $2.7 million, representing an effective tax rate of 64.0%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.5%.

Net Income

Net income for the quarter was $1.9 million compared to a net income of $1.0 million in the same period of last year, representing an increase of $0.9 million. This increase is due to higher sales in the current quarter in comparison to the same period a year ago.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Basic and Diluted Earnings Per Share

Basic earnings per share for the quarter ended June 30, 2004 was $0.11 compared to basic earnings per share of $0.06 in the third quarter of fiscal 2003. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.58 million versus a basic weighted average number of shares of 17.67 million in the same period of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.10 based on a diluted weighted average number of shares of 17.74 million versus diluted earnings per share of $0.06 based on a diluted weighted average number of shares of 17.74 million in the same quarter of the previous fiscal year.


Nine months ended June 30, 2004 compared with Nine months ended June 30, 2003

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2004 to the three months ended June 30, 2003.


                                              Nine months ended            Nine months ended           % change
(U.S. dollars in thousands, unaudited)          June 30, 2004                June 30, 2003          from fiscal
------------------------------------------------------------------------------------------------
                                               Actual    % of Sales        Actual    % of Sales            2003
                                                                                                    to     2004
                                            ------------------------     -----------------------  --------------
Sales                                          $ 160,898       100%        $ 139,202       100%           15.6%
Cost of sales                                     18,522     11. 5%           12,513       9.0%           48.0%
----------------------------------------------------------------------------------------------------------------
Gross profit                                     142,376      88.5%          126,689      91.0%           12.4%
----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             69,491      43.2%           60,020      43.1%           15.8%
  Research and development                        28,466      17.7%           26,149      18.8%            8.9%
  General and administration                      15,629       9.7%           14,903      10.7%            4.9%
  Amortization of intangibles                     20,098      12.5%           16,601      12.0%           21.1%
----------------------------------------------------------------------------------------------------------------
Total expenses                                   133,684      83.1%          117,673      84.6%           13.6%
----------------------------------------------------------------------------------------------------------------
Operating income                                   8,692       5.4%            9,016       6.4%           (3.6%)
Interest and other income, net                       964       0.6%            1,341       1.0%          (28.1%)
----------------------------------------------------------------------------------------------------------------
Income before income taxes                         9,656       6.0%           10,357       7.4%           (6.8%)
Income tax expense                                 8,286       5.1%            6,133       4.4%           35.1%
----------------------------------------------------------------------------------------------------------------
Net income                                      $  1,370       0.9%          $ 4,224       3.0%          (67.6%)
================================================================================================================

Basic earnings per share                         $  0.08                      $ 0.24                     (66.7%)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
Diluted earnings per share                       $  0.08                      $ 0.23                     (65.2%)
----------------------------------------------------------------------------------------------------------------


Results of Operations

Sales of $160.9 million for the nine months ended June 30, 2004 represent a 15.6% increase from $139.2 million for the nine months ended June 30, 2003. Income before income taxes was $9.7 million for the nine months ended June 30, 2004, compared to income before income taxes of $10.4 million in the same period of 2003. Net income for the nine months ended June 30, 2004 was $1.4 million, compared to net income of $4.2 million in the comparable period of 2003. Basic and diluted earnings per share were $0.08 for the current nine month period, compared to basic earnings per share of $0.24 and diluted earnings per share of $0.23 in the same nine months of last year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Sales

Year to date sales for the nine month period ended June 30, 2004 were $160.9 million versus $139.2 million for the same period last year. Sales from the Company's two product families were:


                                                   Nine months ended    Nine months ended       % change
($US millions, unaudited)                              June 30, 2004        June 30, 2003       from 2003
----------------------------------------------------------------------------------------------------------
Hummingbird Connectivity                                  $  51.8               $  53.0          (2.3%)
Hummingbird Enterprise                                      109.1                  86.2           26.6%
----------------------------------------------------------------------------------------------------------
                                                         $  160.9               $ 139.2           15.6%
===========================================================================================================


For the current nine month period Hummingbird Connectivity sales were $51.8 million versus $53.0 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $109.1 million or $22.8 million higher than the $86.2 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year.

Cost of Sales

For the nine months ended June 30, 2004, costs of sales increased by $6.0 million or 48.0% to $18.5 million from $12.5 million in the nine months ended June 30, 2003. Cost of sales were 11.5% of sales in the nine months ended June 30, 2004 compared to 9.0% in the same period of last year. The increase in cost of sales over the previous period is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

Gross Profit

For the latest nine month period, gross profit was $142.4 million compared to $126.7 million for the same period in the previous year, representing an increase of $15.7 million. This improvement was primarily due to higher sales during the nine months ended June 30, 2004. Gross profit was 88.5% of sales in the current nine month period, lower than the 91.0% in the comparative nine month period.

Sales and Marketing Expenses

Sales and marketing costs of $69.5 million were 43.2% of sales in the nine months ended June 30, 2004, compared to $60.0 million or 43.1% of sales in the first nine months of the previous year. Sales and marketing expenses were $9.5 million or 15.8% higher in the current nine month period versus the comparable period a year ago, due in part to additional expenses for the acquired companies, and higher sales commissions and related costs due to the increase in sales.

Research and Development Expenses

Research and development expenses in the nine months ended June 30, 2004 of $28.5 million have increased by 8.9% from the $26.1 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 17.7% of sales, compared to 18.8% of sales in the comparable period of 2003. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


General and Administration Expenses

In the nine months ended June 30, 2004, general and administration expenses totaled $15.6 million, an increase of $0.7 million or 4.9% from the $14.9 million incurred in the first nine months of last year. This increase was mostly due to the additional expenses of the acquired companies. General and administrative expenses were 9.7% of sales in the nine months ended June 30, 2004, down from 10.7% in the comparable period last year.

Amortization of Intangibles

In the nine months ended June 30, 2004, amortization of intangibles increased to $20.1 million compared to $16.6 million in the nine months ended June 30, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

Interest and Other Income, Net

In the nine months ended June 30, 2004, interest and other income was $1.0 million compared to $1.3 million in the first nine months of last fiscal year. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days.

Income Tax Expense

In the nine months ended June 30, 2004, the Company had a tax expense for accounting purposes of $8.3 million on income before taxes of $9.7 million, representing an effective tax rate of 85.8%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a future tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on the future tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 40.8%. In the comparable period in fiscal 2003, the Company had a tax expense for accounting purposes of $6.1 million on income before taxes of $10.4 million, representing an effective tax rate of 59.2%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.2%.

Net Income

For the six months ended June 30, 2004 net income was $1.4 million, compared to net income of $4.2 million for the nine months ended June 30, 2003.

Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the nine months ended June 30, 2004 was $0.08 compared to a basic earnings per share of $0.24 and diluted earnings per share of $0.23 in the corresponding period of last year. The earnings per share in the latest nine month period was based on both a basic weighted average number of shares of 17.58 million and diluted weighted average number of shares of 17.76 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 17.90 million and a diluted weighted average number of shares of
18.02 million.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Liquidity and Capital Resources


(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------------------------
                                                            Quarter ended       Quarter ended           change %
                                                            June 30, 2004       June 30, 2003          from 2003
                                                      ----------------------------------------------------------
Working capital                                                 $ 101,886             $ 108,389          (6.0%)
Cash and cash equivalents, and short-term                         127,041               111,205           14.2%
investments
Net cash provided by operating activities                          12,095                 7,601            59.1%
================================================================================================================


The Company had cash and cash equivalents, and short-term investments of $127.0 million as at June 30, 2004 compared to $111.2 million as at June 30, 2003. As previously mentioned, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days. At June 30, 2004, the longest original term to maturity for short-term investments was 106 days.

The Company had an operating cash inflow of $12.1 million during the current quarter, down from the operating cash inflow of $7.6 million during the third quarter of the prior year.

Capital expenditures in the current quarter were $0.6 million, down from $0.7 million in the same quarter of the previous year. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

The Company repurchased and cancelled 68,300 of its own shares at a cost of $1.5 million during the current quarter, while the same quarter of last year no repurchase of shares took place. The Company received $0.1 million from employees exercising their stock options in the current quarter, and only a nominal amount in the same quarter of last year.

For the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at a cost of $2.7 million (nine months ended June 30, 2003 - 693,600 shares at a cost of $13.2 million). The Company received $2.2 million from employees exercising their stock options in the nine month period ended June 30, 2004 (nine months ended June 30, 2003 - $0.9 million).

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Financial Position

Cash and cash equivalents plus short-term investments increased as at June 30, 2004 by $23.0 million to $127.0 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $54.2 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing a decrease of $1.8 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $21.4 million as at June 30, 2004, $7.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Deferred revenue as at June 30, 2004 was $67.3 million versus $54.7 million as at September 30, 2003, an increase of $12.6 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at June 30, 2004, the Company had other long-term liabilities totaling $1.4 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousand)
                                                     March 31,   September 30,
                                                       2004          2003
                                                   (unaudited)
------------------------------------------------------------------------------

Lease inducements                                       $ 282         $ 362
Retention money                                           831           831
Long-term debt is comprised of:
   Capital lease obligations                              214           384
   Overdraft facility                                      26           187
   Term loans                                               -           874
   Mortgage                                                 -           785
------------------------------------------------------------------------------
                                                      $ 1,353       $ 3,423
==============================================================================

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders' of Valid in January 2006.

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during in the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

The table below lists the Company's contractual payments for its other long-term liabilities and lease commitments.


(U.S. dollars in thousands, unaudited)
------------------------------------------------------------------------------------------------------------------
                            Payments due by period
==================================================================================================================
                                                                      Less than      1 to 3    4 to 5
                                                            Total        1 year       years      years  Thereafter
==================================================================================================================
Capital lease obligations                                 $   214        $  137       $  60     $   17       $   -
Lease inducements                                             282           108         174          -           -
Long-term debt (excluding capital lease obligations)           26            26           -          -           -
Retention money on prior year acquisition                     831             -         831          -           -
------------------------------------------------------------------------------------------------------------------
                                                            1,353           271       1,065         17           -
Operating leases                                           27,840         6,559       9,334      5,963       5,984
------------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                       $ 29,193       $ 6,830    $ 10,399    $ 5,980     $ 5,984
==================================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended Sept 30, 2002 through June 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                        Three Months Ended
                                      -----------------------------------------------------------------------------------------
Selected Consolidated Statements of   Sept.30,   Dec.31,    Mar.31,    June 30,   Sept.30,    Dec.31,    Mar.31,    June.30,
Income Data (Unaudited)                 2002       2002       2003       2003        2003       2003       2004       2004
                                      --------   --------   -------    --------   --------    -------    -------    --------
(in thousands, except per share     (unaudited)(unaudited)(unaudited)(unaudited)(unaudited) (unaudited)(unaudited)(unaudited)
    data)
Sales                                $ 46,201   $ 44,076    $ 47,021   $ 48,105   $ 53,381    $ 50,007   $ 54,664   $ 56,227
Net income (loss)                       (784)        779       2,461        984      1,154      (2,029)     1,549     1, 850
Diluted earnings (loss) per share      (0.04)       0.04        0.14       0.06       0.07       (0.12)      0.09       0.10
Diluted WA* shares outstanding         18,307     18,318      17,955     17,739     17,641      17,551     17,811     17,740


Selected Consolidated Statements                                    Years Ended September 30,
                                                                ----------------------------------
 of Income Data                                                  2001         2002         2003
                                                                ---------  -----------  ----------
(in thousands, except per share data)
Sales                                                           $ 207,962   $ 180,400    $ 192,583
Net income (loss)                                                   4,044      (6,398)       5,378
Diluted earnings (loss) per share                                    0.22       (0.35)        0.30
Diluted WA* shares outstanding                                     18,654      18,305       17,928

* - Weighted average


                                                                               As at
                                      -----------------------------------------------------------------------------------------
Consolidated Balance Sheets Data      Sept.30,   Dec.31,    Mar.31,    June 30,   Sept.30,   Dec.31,    Mar.31,    June.30,
(in thousands)                          2002       2002       2003       2003       2003       2003       2004        2004
                                      --------   --------   -------    --------   --------    -------    -------    --------
                                               (unaudited)(unaudited)(unaudited)            (unaudited)(unaudited)(unaudited)
Cash, cash equivalents and            119,724    119,686      110,244    111,205    104,008    115,571    116,907    127,041
short-term investments
Working capital                       124,780    123,903      111,504    108,389     88,520     93,406     96,194    101,886
Total assets                          332,363    328,226      332,411    336,284    348,907    348,804    349,985    348,491
Other long-term liabilities               548        506          426      1,584      3,423      3,324      1,370      1,353
Shareholders' equity                  250,274    245,506      241,175    242,165    240,975    239,255    241,382    241,856

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Outlooks, Risks and Uncertainties That Could Affect Future Results

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o     identifying underserved segments of the market;
o     developing products that solve a prevalent business problem;
o communicating the value proposition of its products to the appropriate audience;
o     effectively combining direct and partner-influenced distribution;
      and
o ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 37% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")


As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 45% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.

Recent Accounting Pronouncement

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement.

[HUMMINGBIRD GRAPHIC OMITTED]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

          HUMMINGBIRD REPORTS CONTINUED GROWTH IN SALES AND EARNINGS
                               IN THIRD QUARTER

        Total Sales up by 16.9%; Hummingbird Enterprise Sales up 25.3%;
                            Adjusted EPS up by 38.5%


TORONTO - JULY 20, 2004 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a leading global provider of integrated enterprise content management (ECM) solutions, today reported its unaudited consolidated results for the third quarter ended June 30, 2004. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.



-----------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                            U.S. GAAP
(millions of U.S dollars except share data)

                                                            Three Months Ended              Nine Months Ended
                                                                  June 30                       June 30
                                                          2004             2003            2004           2003
                                                          ----             ----            ----           ----


Sales                                                     56.2             48.1           160.9           139.2

Net Income                                                 2.4              1.4             3.1             5.2

Diluted Earnings Per Share                                0.13             0.08            0.18            0.29

Diluted Number of Shares (millions)                       17.7             17.7            17.8            18.0

Adjusted Net Income (Note)                                 6.3              4.6            17.6            15.6

Adjusted Diluted Earnings Per Share                       0.36             0.26            0.99            0.87

Adjusted Diluted Number of Shares (millions)              17.7             17.7            17.8            18.0

Note:    Adjusted Net Income comprises Net Income excluding amortization of intangibles, in-process research and development expense, and deferred income tax rate adjustments all net of related taxes.


"The strong results posted in the third quarter validate the success of our strategy that focuses our efforts on the delivery of integrated content life cycle management solutions. The introduction of Hummingbird Enterprise 2004(TM) in the second quarter of fiscal 2004 is generating a growing pipeline and top line revenue growth," said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird, Ltd. "We are particularly pleased with the third quarter results and the growth in enterprise content management business. While we continue to consolidate our market leadership in legal and government verticals, we are encouraged by the accelerated growth of our business within the commercial market segment. We are seeing increased traction for Hummingbird Enterprise within the financial, energy and manufacturing sectors."

OPERATIONAL HIGHLIGHTS

In this quarter we met a number of key operational objectives, as follows:

     o Hummingbird generated accelerated momentum for its Contract Management solution through a combination of targeted marketing initiatives and sales programs resulting in a number of deals closed in the quarter.

     o Hummingbird is further capitalizing on its market leadership in the government sector with the delivery of solutions such as Correspondence Management, Agenda Management and Case Management. These solutions further extend opportunities within all levels of government and they incorporate high value packaging of Hummingbird Enterprise 2004 components.

     o Hummingbird has introduced a globally coordinated program that targets financial services solutions to banks and financial institutions. These solutions encompass Credit Management, Trust Administration, Risk Management, Investment Management and Claims Management. Our efforts to date are showing increased momentum and revenue from this segment.

AWARDS AND RECOGNITION

     o Gartner positioned Hummingbird in the Leaders Quadrant in its 2004 Smart Enterprise Suite (SES) Magic Quadrant. Our positioning in the Leaders Quadrant re-enforces our commitment to the market to deliver a highly integrated suite that empowers our customers to better manage their business content to achieve their business objectives. According to Gartner, vendors in the SES Leaders quadrant are considered to be "tracking market demands well and are prepared for the future. They have strong market visibility in multiple regions, consistent financial performance, well-integrated functionality, good customer support, and the most-comprehensive and most-scalable products."

     o Hummingbird won the prestigious 2004 Well-Connected Award from Network Computing magazine for its integrated document management solution. Hummingbird Enterprise DM was chosen by the editors as an outstanding technology product in the area of business applications. Hummingbird Enterprise was recognized for its superior document and records management capabilities that support compliance and e-mail management solutions.

     o KWWorld magazine chose Hummingbird Enterprise as a Trend Setting Product of 2004. This is the second year in a row that Hummingbird Enterprise has been recognized with this honor.

FINANCIAL HIGHLIGHTS

Sales for the quarter ended June 30, 2004 were $56.2 million representing a 16.9% increase from the quarter ended June 30, 2003, and sequential increase of 2.9% over the second quarter ended March 31, 2004. Hummingbird Enterprise revenues for the quarter were $39.0 million, a 25.3% increase from the same quarter last year.

Adjusted net income in the current quarter was $6.3 million, compared to $4.6 million in the third quarter of last year, up by 37.6%. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.36 compared to $0.26 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income, determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles and in-process research and development expenses, increased to $40.0 million compared to $36.2 million for the third quarter of the previous fiscal year. This increase is primarily due to the inclusion of operating expenses of acquired companies that took place in the last fiscal year.

The third quarter of fiscal 2004 reported a net income of $2.4 million, compared to a net income of $1.4 million for the third quarter of last year. The diluted earnings per share of $0.13 in the current quarter compares to a diluted earnings per share of $0.08 for the third quarter of last year.

Sales for the nine months ended June 30, 2004 were $160.9 million, an increase of 15.6% over the previous year. Expenses, excluding amortization of intangibles, and in-process research and development expense increased by 12.2% to $115.2 million for the first nine months of fiscal 2004 compared to the prior year. Net income for the current nine month period was $3.1 million resulting in a diluted earnings per share of $0.18, compared to net income of $5.2 million and diluted earnings per share of $0.29 last year.

Adjusted net income for the current nine months was $17.6 million compared to $15.6 million for the nine months ended June 30, 2003. Adjusted diluted earnings per share for the current nine months, based on adjusted net income, was $0.99 compared to $0.87 for the prior year.

Total assets as at June 30, 2004 were $367.7 million, compared to $368.4 million as at March 31, 2004. The Company's cash position, including short-term investments, was $127.0 million as at June 30, 2004. Cash flow generated from operations for the current quarter was $12.1 million. Deferred revenue was higher at $67.3 million, up from $65.3 million as at March 31, 2004.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.9 million and diluted earnings per share of $0.10 for the quarter ended June 30, 2004, compared to a net income of $1.0 million and diluted earnings per share of $0.06 for the same period last year. For the current nine month period, the Company reported a net income of $1.4 million and a diluted earnings per share of $0.08, compared to a net income of $4.2 million and diluted earnings per share of $0.23 for the first nine months of fiscal 2003.

ABOUT HUMMINGBIRD

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1440 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com
-------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


HUMMINGBIRD CONTACTS:

Inder Duggal                               Michele Stevenson
Chief Financial Officer                    Corporate Communications Manager
Hummingbird Ltd.                           Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                          Fax: 416 496-2207

inder.duggal@hummingbird.com               michele.stevenson@hummingbird.com
----------------------------               ---------------------------------

                                                                     Document 9

Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and Nine Months ended June 30, 2004

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS ("MD&A")

FORWARD-LOOKING STATEMENTS
--------------------------
The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

OVERVIEW
This MD&A should be read in conjunction with the Company's September 30, 2003 annual audited consolidated financial statements and notes, and the June 30, 2004 interim unaudited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements for the year ended September 30, 2003 are included in the Annual Report to Shareholders.

The Company is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. Our solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Our ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. Our host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Our products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

ACQUISITION HISTORY
-------------------

In fiscal 2003, the Company completed four acquisitions, as follows.

On July 1, 2003, the Company acquired all of the issued and outstanding shares of Valid Information Systems Limited ("Valid"). Valid, based in the United Kingdom, was a privately held software and solutions company that operates in the compliance and records management market in the United Kingdom. The Company paid $17.7 million in total consideration for Valid, including transaction costs, integration costs and retention money. In addition, the Company may be required to make a contingent payment based on the financial performance of Valid for the two years following the date of acquisition. Any future payments will be accounted for as goodwill.

On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates ("Kramer Lee"). Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Under the terms of the acquisition, the Company paid cash of $6.1 million for Kramer Lee. In addition, the Company may be required to make a contingent payment based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 26, 2003, the Company acquired all of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. ("Dispro/Key Automation"). Dispro/Key Automation, based in the Netherlands, were privately held distributors and integrators of document management solutions. The Company paid $9.4 million in total consideration for Dispro/Key Automation, including transaction costs and integration costs. In addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Dispro/Key Automation in calendar year 2003. Any future payments in connection with this acquisition will be accounted for as goodwill.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. ("LegalKEY"). LegalKEY, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The Company paid $4.6 million in total consideration for LegalKEY, including transaction costs and integration costs. In addition, during fiscal 2004 the Company made a contingent payment of $0.8 million based on the agreed upon financial performance in calendar year of 2003, and may be required to make a further contingent payment, in cash, of up to $0.8 million subject to interest accrued annually at 1 1/2 % based on the agreed upon financial performance in calendar year of 2004. This and any future payment In connection with this acquisition will be accounted for as goodwill.

These acquisitions were accounted for as purchase transactions in accordance with the Statement of Financial Accounting Standards 141 for US GAAP purposes and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the dates of the acquisition. The results of operations have been included in our financial statements subsequent to the dates of acquisition. Goodwill recorded on acquisition will not be amortized but instead will be included in the annual impairment test of all recorded goodwill.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------

The discussion and analysis of the Company's financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. and Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. The Company regularly evaluates its estimates and assumptions based on historical experience and other relevant factors. Under different assumptions or conditions, the actual results could differ materially from these estimates and assumptions. The significant accounting policies and methods used in the preparation of the condensed quarterly financial statements are described in Note 2 of our 2003 Annual Report. The following critical accounting policies are impacted by judgments, assumptions and estimates used in the preparation of the June 30, 2004 condensed quarterly financial statements.

REVENUE RECOGNITION
-------------------

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements" for U.S. GAAP purposes, and the CICA's Emerging Issues Committee (EIC) 141 "Revenue Recognition" and EIC 142 "Revenue Arrangements with Multiple Deliverables" for Canadian GAAP purposes. Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders or contracts, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
-------------------------------

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of our customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

GOODWILL
--------

The Company accounts for acquisitions as purchase transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 for US GAAP purposes, and in accordance with the CICA Handbook Section 1581 for Canadian GAAP purposes. Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Goodwill recorded on acquisition is not amortized, but is instead subject to the
--------------------------------------------------------------------------------
annual impairment test of all recorded goodwill. This annual test is a two-step
-------------------------------------------------------------------------------
process; the first step will test the goodwill for impairment and the second
----------------------------------------------------------------------------
step, if required, will measure the impairment. The test is performed on
-------------------------------------------------------------------------
August 1 of each year, and more frequently if events or changes in
------------------------------------------------------------------
circumstances indicate that goodwill may be impaired. Goodwill is tested for
----------------------------------------------------------------------------
impairment at a level of reporting referred to as a reporting unit. The Company
-------------------------------------------------------------------------------
as a whole is considered one reporting unit. The first step of the test
-----------------------------------------------------------------------
compares the fair value of the net assets to the carrying value, using various
------------------------------------------------------------------------------
methods and indicators. One of the tests used is to compare the fair value of
-----------------------------------------------------------------------------
the outstanding shares on the Nasdaq National Market to the carrying value of
------------------------------------------------------------------------------
our net assets, since quoted market prices in active markets are considered to
------------------------------------------------------------------------------
be the best evidence of fair value. If the carrying value exceeds the fair
--------------------------------------------------------------------------
value, the second step would be performed to compare the implied fair value of
------------------------------------------------------------------------------
the goodwill, which is the excess fair value over the fair value assigned to
-----------------------------------------------------------------------------
other assets and liabilities, to the carrying amount of goodwill. When the
---------------------------------------------------------------------------
carrying amount of goodwill exceeds the implied fair value of goodwill, an
---------------------------------------------------------------------------
impairment loss is recognized. On August 1, 2003 the Company performed its
---------------------------------------------------------------------------
first annual impairment test and determined there was no impairment of the
--------------------------------------------------------------------------
recorded goodwill. As a result, the second step was not required.
-----------------------------------------------------------------

RESULTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------


THREE MONTHS ENDED JUNE 30, 2004 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2003


                                                     QUARTER ENDED JUNE 30,      Quarter ended June 30,     % change
(U.S. dollars in thousands, unaudited)                        2004                        2003             from fiscal
---------------------------------------------------------------------------------------------------------
                                                                                                  % of           2003
                                                     ACTUAL      % OF SALES       Actual          Sales      to
                                                                                                                 2004
                                                     -------------------------    -----------------------   -----------
Sales                                                   $56,227          100%          $48,105      100%         16.9%
Cost of sales                                             6,562         11.7%            4,741      9.9%         38.4%
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                             49,665         88.3%           43,364     90.1%         14.5%
-----------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                    24,675         43.9%           21,093     43.8%         17.0%
  Research and development                               10,122        18. 0%            9,935     20.7%          1.9%
  General and administration                              5,211          9.3%            5,163     10.7%          0.9%
  Amortization of intangibles                             5,764         10.2%            4,653      9.6%         23.9%
-----------------------------------------------------------------------------------------------------------------------
Total expenses                                           45,772         81.4%           40,844     84.8%         12.1%
-----------------------------------------------------------------------------------------------------------------------
Operating income                                          3,893          6.9%            2,520      5.3%         54.5%
Interest and other income, net                              398          0.7%              310      0.6%         28.4%
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                4,291          7.6%            2,830      5.9%         51.6%
Income tax expense                                       1, 923          3.4%            1,450      3.0%         32.6%
-----------------------------------------------------------------------------------------------------------------------
Net income                                              $ 2,368          4.2%          $ 1,380      2.9%         71.6%
=======================================================================================================================

Basic earnings per share                                $  0.13                         $ 0.08                   62.5%
=======================================================================================================================
Diluted earnings per share                              $  0.13                         $ 0.08                   62.5%


RESULTS OF OPERATIONS
---------------------
Sales for the quarter ended June 30, 2004 were $56.2 million, compared to $48.1 million for the quarter ended June 30, 2003. Income before income taxes for the current quarter was $4.3 million compared to income before income taxes of $2.8 million a year ago, representing an increase of $1.5 million. Net income for the quarter ended June 30, 2004 was $2.4 million compared to net income of $1.4 million, representing an increase of $1.0 million from the third quarter of last year. Basic and diluted earnings per share were $0.13 for the current quarter compared to basic and diluted earnings per share of $0.08 in the third quarter of fiscal 2003.

SALES
-----

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the quarter ended June 30, 2004 were $56.2 million compared to $48.1 million for the same period of last fiscal year. Sales from the Company's two product families were:


($US millions, unaudited)        QUARTER ENDED
                                   JUNE 30,       Quarter ended        % change
                                    2004          June 30, 2003       from 2003
-------------------------------------------------------------------------------
Hummingbird Connectivity         $  17.2            $  17.0              1.2%
Hummingbird Enterprise              39.0               31.1             25.4%
-------------------------------------------------------------------------------
                                 $  56.2            $  48.1             16.8%
-------------------------------------------------------------------------------

Hummingbird Connectivity sales for the current quarter were $17.2 million compared to $17.0 million for the same period of last fiscal year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $39.0 million compared to $31.1 million in the third quarter of fiscal 2003.

Sales from Hummingbird Connectivity were relatively unchanged, as expected. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

COST OF SALES
-------------

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $6.6 million in the current quarter compared to $4.7 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.7% was higher than the 9.9% in the third quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

GROSS PROFIT
------------

Gross profit increased by 14.5% or $6.3 million to $49.7 million in the current quarter compared to $43.4 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.3% of sales in the current period, lower than the 90.1% in the third quarter of fiscal 2003.

SALES AND MARKETING EXPENSES
----------------------------

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $24.7 million from $21.1 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.9% of sales in the current quarter, slightly higher than the 43.8% in the same period of last year.

RESEARCH AND DEVELOPMENT EXPENSES
---------------------------------

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal periods. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $10.1 million, up 1.9% from the $9.9 million in the same quarter of last year. Research and development expenses were 18.0% of the current period's sales, down from 20.7% of sales in the third quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

GENERAL AND ADMINISTRATION EXPENSES
-----------------------------------

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses remained unchanged at $5.2 million, compared to the same period a year ago. As a percentage of sales, they were 9.3% in the current quarter down from 10.7% in the same quarter of last year.

AMORTIZATION OF INTANGIBLES
---------------------------

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $5.8 million in the current quarter, an increase of $1.1 million, from $4.7 million in the third quarter of fiscal 2003. The increase was due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

INTEREST AND OTHER INCOME, NET
------------------------------

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended June 30, 2004 increased to $0.4 million from $0.3 million in the quarter ended June 30, 2003. As a percentage of sales, interest and other income in the current quarter increased to 0.7% from 0.6% in the same period of last year.

INCOME TAX EXPENSE
------------------

The Company had a tax expense for accounting purposes during the current quarter of $1.9 million on income before taxes of $4.3 million, representing an effective tax rate of 44.8%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 37.0%. In the comparable quarter in fiscal 2003, the Company had a tax expense for accounting purposes of $1.5 million, on income before tax of $2.8 million, representing an effective tax rate of 51.2 %. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.5%.

NET INCOME
----------

Net income for the quarter was $2.4 million compared to a net income of $1.4 million in the same period of last year, representing an increase of $1.0 million. This increase is due to higher sales in the current quarter in comparison to the same period a year ago.

BASIC AND DILUTED EARNINGS PER SHARE
------------------------------------

Basic earnings per share for the quarter ended June 30, 2004 was $0.13 compared to basic earnings per share of $0.08 in the third quarter of fiscal 2003. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.58 million versus a basic weighted average number of shares of 17.67 million in the same period of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.13 based on a diluted weighted average number of shares of 17.74 million versus diluted earnings per share of $0.08 based on a diluted weighted average number of shares of 17.74 million in the same quarter of the previous fiscal year.

NINE MONTHS ENDED JUNE 30, 2004 COMPARED WITH NINE MONTHS ENDED JUNE 30, 2003
-----------------------------------------------------------------------------

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2004 to the three months ended June 30, 2003.


                                                    NINE MONTHS ENDED           NINE MONTHS ENDED
(U.S. dollars in thousands, unaudited)                JUNE 30, 2004               JUNE 30, 2003            % CHANGE
-------------------------------------------------------------------------------------------------------  FROM FISCAL
                                                  ACTUAL      % OF SALES        ACTUAL      % OF SALES         2003
                                                                                                          TO   2004
                                                  ------------------------      -----------------------  ------------

Sales                                               $ 160,898        100%         $ 139,202       100%         15.6%
Cost of sales                                          18,522       11.5%            12,513       9.0%         48.0%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                          142,376       88.5%           126,689      91.0%         12.4%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                  69,491      43. 2%            60,020      43.1%         15.8%
  Research and development                             30,041       18.7%            27,724     19. 9%          8.4%
  General and administration                           15,629        9.7%            14,903      10.7%          4.9%
  Amortization of intangibles                          17,738       11.0%            13,448       9.7%         31.9%
  In-process research and development expense              -           -              1,050       0.8%       (100.0%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                        132,899       82.6%           117,145      84.2%         13.4%
---------------------------------------------------------------------------------------------------------------------
Operating income                                        9,477        5.9%             9,544       6.8%         (0.7%)
Interest and other income, net                            964        0.6%             1,341       1.0%        (28.1%)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                             10,441        6.5%            10,885       7.8%         (4.1%)
Income tax expense                                      7,302        4.5%             5,723       4.1%         27.6%
---------------------------------------------------------------------------------------------------------------------
Net income                                           $  3,139        2.0%           $ 5,162       3.7%        (39.2%)
=====================================================================================================================

Basic earnings per share                              $  0.18                       $  0.29                   (37.9%)
=====================================================================================================================
Diluted earnings per share                            $  0.18                       $  0.29                   (37.9%)
=====================================================================================================================


RESULTS OF OPERATIONS
---------------------

Sales of $160.9 million for the nine months ended June 30, 2004 represent a 15.6% increase from $139.2 million for the nine months ended June 30, 2003. Income before income taxes was $10.4 million for the nine months ended June 30, 2004, compared to income before income taxes of $10.9 million in the same period of 2003. Net income for the nine months ended June 30, 2004 was $3.1 million, compared to net income of $5.2 million in the comparable period of 2003. Basic earnings per share and diluted earnings per share were $0.18 for the current nine month period, compared to basic and diluted earnings per share of $0.29 in the same nine months of last year.

SALES
-----

Year to date sales for the nine month period ended June 30, 2004 were $160.9 million versus $139.2 million for the same period last year. Sales from the Company's two product families were:


($US millions, unaudited)      NINE MONTHS ENDED      NINE MONTHS
                                   JUNE 30, 2004      ENDED JUNE        % change
                                                      30, 2003         from 2003
--------------------------------------------------------------------------------

Hummingbird Connectivity          $  51.8               $  53.0          (2.3%)
Hummingbird Enterprise              109.1                  86.2          26.6%
--------------------------------------------------------------------------------
                                  $ 160.9               $ 139.2          15.6%
================================================================================


For the current nine month period Hummingbird Connectivity sales were $51.8 million versus $53.0 million in the previous year.

For the latest nine month period Hummingbird Enterprise sales were $109.1 million or $22.8 million higher than the $86.2 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year.

COST OF SALES
-------------

For the nine months ended June 30, 2004, costs of sales increased by $6.0 million or 48.0% to $18.5 million from $12.5 million in the nine months ended June 30, 2003. Cost of sales were 11.5% of sales in the nine months ended June 30, 2004 compared to 9.0% in the same period of last year. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

GROSS PROFIT
------------

For the latest nine month period, gross profit was $142.4 million compared to $126.7 million for the same period in the previous year, representing an increase of $15.7 million. This improvement was primarily due to higher sales during the nine months ended June 30, 2004. Gross profit was 88.5% of sales in the current nine month period, lower than the 91.0% in the comparative nine month period.

SALES AND MARKETING EXPENSES
----------------------------

Sales and marketing costs of $69.5 million were 43.2% of sales in the nine months ended June 30, 2004, compared to $60.0 million or 43.1% of sales in the first nine months of the previous year. Sales and marketing expenses were $9.5 million or 15.8% higher in the current nine month period versus the comparable period a year ago. The increase in sales and marketing expenses is partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales.

RESEARCH AND DEVELOPMENT EXPENSES
---------------------------------

Research and development expenses in the nine months ended June 30, 2004 of $30.0 million have increased by 8.4% from the $27.7 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 18.7% of sales, lower than the 19.9% in the same period of 2003. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies.

GENERAL AND ADMINISTRATION EXPENSES
-----------------------------------

In the nine months ended June 30, 2004, general and administration expenses totaled $15.6 million, an increase of $0.7 million or 4.9% from the $14.9 million incurred in the first nine months of last year. This increase was mostly due to the additional expenses of the acquired companies. General and administrative expenses were 9.7% of sales in the nine months ended June 30, 2004, down from 10.7% in the comparable period last year.

AMORTIZATION OF INTANGIBLES
---------------------------

In the nine months ended June 30, 2004, amortization of intangibles increased to $17.7 million compared to $13.4 million in the nine months ended June 30, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSE
-------------------------------------------

In-process research and development expenses were recorded on the acquisitions in the second quarter of the previous year. There were no acquisitions in the current fiscal year, and hence no comparable in-process research and development expense.

INTEREST AND OTHER INCOME, NET
------------------------------

In the nine months ended June 30, 2004, interest and other income was marginally lower at $1.0 million compared to $1.3 million in the first nine months of last fiscal year. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days.

INCOME TAX EXPENSE
------------------

In the nine months ended June 30, 2004, the Company had a tax expense for accounting purposes of $7.3 million on income before taxes of $10.4 million, representing an effective tax rate of 69.9%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on the deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would be 37.4%. In the comparable period in fiscal 2003, the Company had a tax expense of $5.7 million on income before tax of $10.9 million, representing an effective rate of 52.6%. This high rate of tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.6%.

NET INCOME
----------

In the nine months ended June 30, 2004, net income was $3.1 million compared to net income of $5.2 million in the nine months ended June 30, 2003.

BASIC AND DILUTED EARNINGS PER SHARE
------------------------------------

Basic and diluted earnings per share for the nine months ended June 30, 2004 was $0.18 compared to basic and diluted earnings per share of $0.29 in the corresponding period of last year. The earnings per share for the latest nine month period was based on a basic weighted average number of shares of 17.58 million and a diluted weighted average number of shares of 17.76 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 17.90 million and a diluted weighted average number of shares of 18.02 million.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------
                                             Quarter      Quarter
                                             ended        ended           %
                                             June 30,     June 30,      change
                                             2004         2003         from 2003
                                           -------------------------------------
Working capital                            $ 101,886      $ 108,389       (6.0%)

Cash and cash equivalents,
and short-term investments                   127,041        111,205       14.2%

Net cash provided by operating activities     12,095          7,601       59.1%
================================================================================


The Company had cash and cash equivalents, and short-term investments of $127.0 million as at June 30, 2004 compared to $111.2 million as at June 30, 2003. As mentioned previously, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days. At June 30, 2004, the longest original term to maturity for short-term investments was 106 days.

The Company had an operating cash inflow of $12.1 million during the current quarter down, from the operating cash inflow of $7.6 million during the third quarter of the prior year.

Capital expenditures in the current quarter were $0.6 million, down from $0.7 million a year ago. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

The Company repurchased and cancelled 68,300 of its own shares at a cost of $1.5 million during the current quarter, while in the same quarter of last year no repurchase of shares took place. The Company received $0.1 million from employees exercising their stock options in the current quarter, and only a nominal amount in the same quarter of last year.

For the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at a cost of $2.7 million (nine months ended June 30, 2003 - 693,600 shares at a cost of $13.2 million). The Company received $2.2 million from employees exercising their stock options in the nine month period ended June 30, 2004 (nine months ended June 30, 2003 - $0.9 million).

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

FINANCIAL POSITION

Cash and cash equivalents plus short-term investments increased as at June 30, 2004 by $23.0 million to $127.0 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $54.2 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing a decrease of $1.8 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $21.4 million as at June 30, 2004, $7.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at June 30, 2004 was $67.3 million versus $54.7 million as at September 30, 2003, an increase of $12.6 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at June 30, 2004, the Company had other long-term liabilities totaling $1.4 million, compared to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:


                                                   June 30, 2004  September 30,
(U.S. dollars in thousands)                         (unaudited)      2003
-------------------------------------------------------------------------------

Lease inducements                                        $282          $362

Retention money                                           831           831

Long-term debt is comprised of:
     Capital lease obligations                            214           384
     Overdraft facility                                    26           187
     Term loans                                             -           874
     Mortgage                                               -           785
-------------------------------------------------------------------------------
                                                       $1,353        $3,423
===============================================================================

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders' of Valid in January 2006. Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during in the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of June 30, 2004.

(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------------------
                                       Payments due by period
=========================================================================================================
                                                              Less than      1 to 3     4 to 5
                                                      Total      1 year       years      years  Thereafter
---------------------------------------------------------------------------------------------------------
Capital lease obligations                           $   214      $  137      $   60      $  17     $    -
Lease inducements                                       282         108         174          -          -
Long-term debt (excluding capital lease obligations)     26          26           -          -          -
Retention money on prior year acquisition               831           -         831          -          -
---------------------------------------------------------------------------------------------------------
                                                      1,353         271       1,065         17          -
Operating leases                                     27,840       6,559       9,334      5,963      5,984
---------------------------------------------------------------------------------------------------------
Total contractual cash obligations                 $ 29,193     $ 6,830    $ 10,399    $ 5,980    $ 5,984
=========================================================================================================

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the three months ended September 30, 2002 through June 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with US GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                        Three months ended
                                     ---------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS       Sept.30,   Dec.31,     Mar.31,    June 30,    Sept.30,     Dec.31,     Mar.31,     June.30,
OF INCOME DATA (UNAUDITED)               2002       2002       2003        2003        2003        2003        2004        2004
(in thousands, except                ---------  ----------  ----------- ----------- ----------  ----------- ----------- ----------
 per share data)                    (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)

Sales                                 $ 46,201    $ 44,076     $ 47,021   $ 48,105   $ 53,381    $ 50,007    $ 54,664   $ 56,227
Net income (loss)                          (49)      2,004        1,778      1,380     (1,442)     (1,297)      2,068      2,368
Diluted earnings (loss) per share         0.00        0.11         0.10       0.08      (0.08)      (0.07)       0.12       0.13
Diluted WA* shares outstanding          18,307      18,318       17,955     17,739     17,568      17,551      17,811     17,740



SELECTED CONSOLIDATED STATEMENTS                 Years ended September 30,
OF INCOME DATA                              -----------------------------------
(in thousands, except per share data)          2001        2002          2003
                                            ---------   ----------    ---------

Sales                                       $ 207,962    $ 180,400    $ 192,583
Net income (loss)                               3,657       (2,914)       3,720
Diluted earnings (loss) per share                0.20        (0.16)        0.21
Diluted WA* shares outstanding                 18,654       18,305       17,928

* - Weighted average



                                                                            As at
                                     ---------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA       Sept.30,   Dec.31,     Mar.31,    June 30,    Sept.30,     Dec.31,     Mar.31,     June.30,
(in thousands)                           2002       2002       2003        2003        2003        2003        2004        2004
                                     ---------  ----------  ----------- ----------- ----------  ----------- ----------- ----------
                                                (unaudited) (unaudited) (unaudited)             (unaudited) (unaudited) (unaudited)

Cash, cash equivalents and              119,724    119,686      110,244    111,205    104,008     115,571     116,907    127,041
  short-term investments
Working capital                         124,780    123,903      111,504    108,389     88,520      93,406      96,194    101,886
Total assets                            350,949    348,762      352,068    356,565    365,790     366,474     368,442    367,734
Other long-term liabilities                 548        506          426      1,584      3,423       3,324       1,370      1,353
Shareholders' equity                    272,484    268,941      263,937    265,313    261,527     260,539     263,185    264,177


RESULTS OF OPERATIONS IN ACCORDANCE WITH CANADIAN GAAP


THREE MONTHS ENDED JUNE 30, 2004 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2003

                                                 QUARTER ENDED JUNE 30,      Quarter ended June 30,
(U.S. dollars in thousands, unaudited)                    2004                        2003                % change from
------------------------------------------------------------------------------------------------------         fiscal
                                                  ACTUAL       % OF SALES        Actual     % of Sales             2003
                                                                                                                to 2004
                                                --------------------------   -------------------------   ---------------

Sales                                             $ 56,227           100%        $ 48,105        100%             16.9%
Cost of sales                                        6,562          11.7%           4,741        9.9%             38.4%
------------------------------------------------------------------------------------------------------------------------
Gross profit                                        49,665          88.3%          43,364       90.1%             14.5%
------------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                               24,675          43.9%          21,093       43.8%             17.0%
  Research and development                           9,597          17.1%           9,410       19.6%              2.0%
  General and administration                         5,211           9.2%           5,163       10.7%              0.9%
  Amortization of intangibles                        6,550          11.6%           5,277       11.0%             24.1%
------------------------------------------------------------------------------------------------------------------------
Total expenses                                      46,033          81.8%          40,943       85.1%             12.4%
------------------------------------------------------------------------------------------------------------------------
Operating income                                     3,632           6.5%           2,421        5.0%             50.0%
Interest and other income, net                         398           0.7%             310        0.6%             28.4%
------------------------------------------------------------------------------------------------------------------------
Income before income taxes                           4,030           7.2%           2,731        5.6%             47.6%
Income tax expense                                   2,180           3.9%           1,747        3.6%             24.8%
------------------------------------------------------------------------------------------------------------------------
Net income                                        $  1,850           3.3%        $    984        2.0%             88.0%
========================================================================================================================

Basic earnings per share                          $   0.11                       $   0.06                         83.3%
========================================================================================================================
Diluted earnings per share                        $   0.10                       $   0.06                         66.7%
========================================================================================================================


RESULTS OF OPERATIONS

Sales for the quarter ended June 30, 2004 were $56.2 million, compared to $48.1 million for the quarter ended June 30, 2003. Income before income taxes for the current quarter was $4.0 million compared to income before income taxes of $2.7 million a year ago, representing an increase of $1.3 million. Net income for the latest quarter was $1.9 million compared to net income of $1.0 million, representing an increase of $0.10 million from the third quarter of last fiscal year. Basic earnings per share were $0.11 and diluted earnings per share were $0.09 for the current quarter compared to basic and diluted earnings per share of $0.06 in the third quarter of fiscal 2003.

SALES
-----

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for quarter ended June 30, 2004 were $56.2 million compared to $48.1 million for the third quarter of last fiscal year. Sales from the Company's two product families were:

                               QUARTER ENDED       Quarter ended      % change
($US millions, unaudited)      JUNE 30, 2004       June 30, 2003      from 2003
-------------------------------------------------------------------------------

Hummingbird Connectivity          $  17.2              $ 17.0            1.2%
Hummingbird Enterprise               39.0                31.1           25.4%
-------------------------------------------------------------------------------
                                  $  56.2              $ 48.1          16.8%
===============================================================================

Hummingbird Connectivity sales for the current quarter were $17.2 million compared to $17.0 million for the same period of last fiscal year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $39.0 million compared to $31.1 million in the third quarter of fiscal 2003.

Sales from Hummingbird Connectivity were relatively unchanged, as expected. Hummingbird Connectivity is a mature product and the customer base for this product family is fairly established. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous fiscal year. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

COST OF SALES
-------------

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $6.6 million in the current quarter compared to $4.7 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.7% was higher than the 9.9% in the third quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

GROSS PROFIT
------------

Gross profit increased by 14.5% or $6.3 million to $49.7 million in the current quarter compared to $43.4 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.3% of sales in the current period, lower than the 90.1% in the third quarter of fiscal 2003.

SALES AND MARKETING EXPENSES
----------------------------

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $24.7 million from $21.1 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.9% of sales in the current quarter, slightly higher than the 43.8% in the same period of last year.

RESEARCH AND DEVELOPMENT EXPENSES
---------------------------------

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal periods. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.6 million, up 2.0% from the $9.4 million in the same quarter of last year. Research and development expenses were 17.1% of the current period's sales, down from 19.6% of sales in the third quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

GENERAL AND ADMINISTRATION EXPENSES
-----------------------------------

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses remained unchanged at $5.2 million, compared to the third quarter of last year. As a percentage of sales, they were 9.3% in the current quarter down from 10.7% in the same quarter of last year.

AMORTIZATION OF INTANGIBLES
---------------------------

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $6.6 million in the current quarter, an increase of $1.3 million, from $5.3 million in the third quarter of fiscal 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

INTEREST AND OTHER INCOME, NET
------------------------------

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended June 30, 2004 increased to $0.4 million from $0.3 million in the quarter ended June 30, 2003. As a percentage of sales, interest and other income in the current quarter increased to 0.7% from 0.6% in the same period of last year.

INCOME TAX EXPENSE
------------------

The Company had a tax expense for accounting purposes during the current quarter of $2.2 million on income before taxes of $4.0 million, representing an effective tax rate of 54.1%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Excluding this impact, the effective rate would have been 40.1%. In the comparable quarter in fiscal 2003, the Company had a tax expense for accounting purposes of $1.7 million on income before taxes of $2.7 million, representing an effective tax rate of 64.0%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.5%.

NET INCOME
----------

Net income for the quarter was $1.9 million compared to a net income of $1.0 million in the same period of last year, representing an increase of $0.9 million. This increase is due to higher sales in the current quarter in comparison to the same period a year ago.

BASIC AND DILUTED EARNINGS PER SHARE
------------------------------------

Basic earnings per share for the quarter ended June 30, 2004 was $0.11 compared to basic earnings per share of $0.06 in the third quarter of fiscal 2003. The earnings per share for the current quarter was based on a basic weighted average number of shares of 17.58 million versus a basic weighted average number of shares of 17.67 million in the same period of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.10 based on a diluted weighted average number of shares of 17.74 million versus diluted earnings per share of $0.06 based on a diluted weighted average number of shares of 17.74 million in the same quarter of the previous fiscal year.

NINE MONTHS ENDED JUNE 30, 2004 COMPARED WITH NINE MONTHS ENDED JUNE 30, 2003
-----------------------------------------------------------------------------

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2004 to the three months ended June 30, 2003.


                                              NINE MONTHS ENDED            NINE MONTHS ENDED           % CHANGE
(U.S. dollars in thousands, unaudited)          JUNE 30, 2004                JUNE 30, 2003          FROM FISCAL
------------------------------------------------------------------------------------------------
                                              ACTUAL      % OF SALES       ACTUAL     % OF SALES           2003
                                                                                                     TO    2004
                                            ------------------------     -----------------------  --------------

Sales                                          $ 160,898       100%        $ 139,202       100%           15.6%
Cost of sales                                     18,522      11.5%           12,513       9.0%           48.0%
----------------------------------------------------------------------------------------------------------------
Gross profit                                     142,376      88.5%          126,689      91.0%           12.4%
----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             69,491      43.2%           60,020      43.1%           15.8%
  Research and development                        28,466      17.7%           26,149      18.8%            8.9%
  General and administration                      15,629       9.7%           14,903      10.7%            4.9%
  Amortization of intangibles                     20,098      12.5%           16,601      12.0%           21.1%
----------------------------------------------------------------------------------------------------------------
Total expenses                                   133,684      83.1%          117,673      84.6%           13.6%
----------------------------------------------------------------------------------------------------------------
Operating income                                   8,692       5.4%            9,016       6.4%          (3.6%)
Interest and other income, net                       964       0.6%            1,341       1.0%         (28.1%)
----------------------------------------------------------------------------------------------------------------
Income before income taxes                         9,656       6.0%           10,357       7.4%          (6.8%)
Income tax expense                                 8,286       5.1%            6,133       4.4%           35.1%
----------------------------------------------------------------------------------------------------------------
Net income                                      $  1,370       0.9%          $ 4,224       3.0%         (67.6%)
================================================================================================================

Basic earnings per share                        $   0.08                      $ 0.24                    (66.7%)
================================================================================================================
Diluted earnings per share                      $   0.08                      $ 0.23                    (65.2%)
================================================================================================================


RESULTS OF OPERATIONS
---------------------

Sales of $160.9 million for the nine months ended June 30, 2004 represent a 15.6% increase from $139.2 million for the nine months ended June 30, 2003. Income before income taxes was $9.7 million for the nine months ended June 30, 2004, compared to income before income taxes of $10.4 million in the same period of 2003. Net income for the nine months ended June 30, 2004 was $1.4 million, compared to net income of $4.2 million in the comparable period of 2003. Basic and diluted earnings per share were $0.08 for the current nine month period, compared to basic earnings per share of $0.24 and diluted earnings per share of $0.23 in the same nine months of last year.


SALES
-----

Year to date sales for the nine month period ended June 30, 2004 were $160.9 million versus $139.2 million for the same period last year. Sales from the Company's two product families were:

                             NINE MONTHS ENDED    NINE MONTHS ENDED    % change
($US millions, unaudited)      JUNE 30, 2004        JUNE 30, 2003     from 2003
-------------------------------------------------------------------------------

Hummingbird Connectivity          $  51.8               $  53.0          (2.3%)
Hummingbird Enterprise              109.1                  86.2          26.6%
-------------------------------------------------------------------------------
                                 $  160.9               $ 139.2          15.6%
===============================================================================

For the current nine month period Hummingbird Connectivity sales were $51.8 million versus $53.0 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $109.1 million or $22.8 million higher than the $86.2 million recorded last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volumes. The customer user base for this product family has not grown. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired in the previous year.

COST OF SALES
-------------

For the nine months ended June 30, 2004, costs of sales increased by $6.0 million or 48.0% to $18.5 million from $12.5 million in the nine months ended June 30, 2003. Cost of sales were 11.5% of sales in the nine months ended June 30, 2004 compared to 9.0% in the same period of last year. The increase in cost of sales over the previous period is due to the inclusion of expenses of the companies acquired during fiscal 2003 which have a higher services component, as well as an increased level of sales.

GROSS PROFIT
------------

For the latest nine month period, gross profit was $142.4 million compared to $126.7 million for the same period in the previous year, representing an increase of $15.7 million. This improvement was primarily due to higher sales during the nine months ended June 30, 2004. Gross profit was 88.5% of sales in the current nine month period, lower than the 91.0% in the comparative nine month period.

SALES AND MARKETING EXPENSES
----------------------------

Sales and marketing costs of $69.5 million were 43.2% of sales in the nine months ended June 30, 2004, compared to $60.0 million or 43.1% of sales in the first nine months of the previous year. Sales and marketing expenses were $9.5 million or 15.8% higher in the current nine month period versus the comparable period a year ago, due in part to additional expenses for the acquired companies, and higher sales commissions and related costs due to the increase in sales.

RESEARCH AND DEVELOPMENT EXPENSES
---------------------------------

Research and development expenses in the nine months ended June 30, 2004 of $28.5 million have increased by 8.9% from the $26.1 million incurred in the first nine months of last year. For the current nine month period, research and development expenses were 17.7% of sales, compared to 18.8% of sales in the comparable period of 2003. As with cost of sales and sales and marketing expenses, the absolute dollar increase is primarily due to the inclusion of expenses of the acquired companies that took place in the previous fiscal year.

GENERAL AND ADMINISTRATION EXPENSES
-----------------------------------

In the nine months ended June 30, 2004, general and administration expenses totaled $15.6 million, an increase of $0.7 million or 4.9% from the $14.9 million incurred in the first nine months of last year. This increase was mostly due to the additional expenses of the acquired companies. General and administrative expenses were 9.7% of sales in the nine months ended June 30, 2004, down from 10.7% in the comparable period last year.

AMORTIZATION OF INTANGIBLES
---------------------------

In the nine months ended June 30, 2004, amortization of intangibles increased to $20.1 million compared to $16.6 million in the nine months ended June 30, 2003. The increase is due to additional amortization from intangibles arising from the acquisitions that took place in the prior fiscal year. The full impact of amortization expense from these acquisitions did not occur until the fourth quarter of the previous fiscal year.

INTEREST AND OTHER INCOME, NET
------------------------------

In the nine months ended June 30, 2004, interest and other income was $1.0 million compared to $1.3 million in the first nine months of last fiscal year. This decrease was due to the effect of lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days.

INCOME TAX EXPENSE
------------------

In the nine months ended June 30, 2004, the Company had a tax expense for accounting purposes of $8.3 million on income before taxes of $9.7 million, representing an effective tax rate of 85.8%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a future tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on the future tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 40.8%. In the comparable period in fiscal 2003, the Company had a tax expense for accounting purposes of $6.1 million on income before taxes of $10.4 million, representing an effective tax rate of 59.2%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.2%.

NET INCOME
----------

For the six months ended June 30, 2004 net income was $1.4 million, compared to net income of $4.2 million for the nine months ended June 30, 2003.

BASIC AND DILUTED EARNINGS PER SHARE
------------------------------------

Basic and diluted earnings per share for the nine months ended June 30, 2004 was $0.08 compared to a basic earnings per share of $0.24 and diluted earnings per share of $0.23 in the corresponding period of last year. The earnings per share in the latest nine month period was based on both a basic weighted average number of shares of 17.58 million and diluted weighted average number of shares of 17.76 million, whereas, the earnings per share in the comparable period of the prior year was based on a basic weighted average number of shares of 17.90 million and a diluted weighted average number of shares of 18.02 million.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------
                                            QUARTER         Quarter         %
                                             ENDED           ended        change
                                            JUNE 30,         June          from
                                             2004          30, 2003        2003
                                          --------------------------------------
Working capital                            $ 101,886       $ 108,389      (6.0%)

Cash and cash equivalents,
and short-term  investments                  127,041         111,205      14.2%

Net cash provided by operating activities     12,095           7,601      59.1%
================================================================================

The Company had cash and cash equivalents, and short-term investments of $127.0 million as at June 30, 2004 compared to $111.2 million as at June 30, 2003. As previously mentioned, the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. Short-term investments consist primarily of commercial paper and have an original term to maturity of greater than 90 days. At June 30, 2004, the longest original term to maturity for short-term investments was 106 days.

The Company had an operating cash inflow of $12.1 million during the current quarter, down from the operating cash inflow of $7.6 million during the third quarter of the prior year.

Capital expenditures in the current quarter were $0.6 million, down from $0.7 million in the same quarter of the previous year. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

The Company repurchased and cancelled 68,300 of its own shares at a cost of $1.5 million during the current quarter, while the same quarter of last year no repurchase of shares took place. The Company received $0.1 million from employees exercising their stock options in the current quarter, and only a nominal amount in the same quarter of last year.

For the nine months ended June 30, 2004, the Company repurchased and cancelled 119,600 shares at a cost of $2.7 million (nine months ended June 30, 2003 - 693,600 shares at a cost of $13.2 million). The Company received $2.2 million from employees exercising their stock options in the nine month period ended June 30, 2004 (nine months ended June 30, 2003 - $0.9 million).

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

FINANCIAL POSITION
------------------

Cash and cash equivalents plus short-term investments increased as at June 30, 2004 by $23.0 million to $127.0 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $54.2 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing a decrease of $1.8 million. The increase was due to the increased level of sales and billing activity in the current quarter.

Accounts payable and accrued liabilities were $21.4 million as at June 30, 2004, $7.0 million lower than the balance of $28.4 million as at September 30, 2003. This reduction was mainly due to the timing of the settlement of outstanding amounts.

Deferred revenue as at June 30, 2004 was $67.3 million versus $54.7 million as at September 30, 2003, an increase of $12.6 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

AS AT JUNE 30, 2004, THE COMPANY HAD OTHER LONG-TERM LIABILITIES TOTALING $1.4 MILLION, COMPARED TO THE $3.4 MILLION AT SEPTEMBER 30, 2003. OTHER LONG-TERM LIABILITIES CONSISTS OF THE FOLLOWING:


                                               March 31, 2004    September 30,
(U.S. dollars in thousand)                       (unaudited)        2003
--------------------------------------------------------------------------------

Lease inducements                                      $282         $ 362
Retention money                                         831           831
Long-term debt is comprised of:
   Capital lease obligations                            214           384
   Overdraft facility                                    26           187
   Term loans                                             -           874
   Mortgage                                               -           785
--------------------------------------------------------------------------------
                                                     $1,353        $3,423
================================================================================

The retention money relates to the Valid acquisition, previously described under acquisition history, and is payable to the former shareholders' of Valid in January 2006.

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility, term loans and mortgage were obligations of subsidiaries acquired during the previous fiscal year. The term loans and mortgage were fully repaid during in the current year, which accounts for the significant decrease in other long-term liabilities.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

The table below lists the Company's contractual payments for its other long-term liabilities and lease commitments.


(U.S. dollars in thousands, unaudited)
----------------------------------------------------------------------------------------------------------------
                                           Payments due by period
----------------------------------------------------------------------------------------------------------------
                                                                   Less than      1 to 3     4 to 5
                                                         Total        1 year       years      years   Thereafter
----------------------------------------------------------------------------------------------------------------
Capital lease obligations                             $    214       $   137    $     60    #    17     $     -
Lease inducements                                          282           108         174          -           -
Long-term debt (excluding capital lease obligations)        26            26           -          -           -
Retention money on prior year acquisition                  831             -         831          -           -
----------------------------------------------------------------------------------------------------------------
                                                         1,353           271       1,065         17           -
Operating leases                                        27,840         6,559       9,334      5,963       5,984
----------------------------------------------------------------------------------------------------------------
Total contractual cash obligations                    $ 29,193       $ 6,830    $ 10,399    $ 5,980     $ 5,984
================================================================================================================

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of and for the three months ended Sept 30, 2002 through June 30, 2004 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. The financial information contained in the table below has been prepared in accordance with Canadian GAAP. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                        Three months ended
                                     ---------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED STATEMENTS       Sept.30,   Dec.31,     Mar.31,    June 30,    Sept.30,     Dec.31,     Mar.31,     June.30,
OF INCOME DATA (UNAUDITED)               2002       2002       2003        2003        2003        2003        2004        2004
(in thousands, except                ---------  ----------  ----------- ----------- ----------  ----------- ----------- ----------
 per share data)                    (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited)

Sales                                 $ 46,201   $ 44,076   $ 47,021    $ 48,105    $ 53,381    $ 50,007     $ 54,664   $ 56,227
Net income (loss)                         (784)       779      2,461         984       1,154      (2,029)       1,549     1, 850
Diluted earnings (loss) per share        (0.04)      0.04       0.14        0.06        0.07       (0.12)        0.09       0.10
Diluted WA* shares outstanding          18,307     18,318     17,955      17,739      17,641      17,551       17,811     17,740




SELECTED CONSOLIDATED STATEMENTS                   Years Ended September 30,
 OF INCOME DATA                             ------------------------------------
(in thousands, except per share data)           2001         2002         2003

Sales                                        $ 207,962    $ 180,400    $ 192,583
Net income (loss)                                4,044       (6,398)       5,378
Diluted earnings (loss) per share                 0.22        (0.35)        0.30
Diluted WA* shares outstanding                  18,654       18,305       17,928

* - Weighted average



                                                                            As at
                                     ---------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS DATA       Sept.30,   Dec.31,     Mar.31,    June 30,    Sept.30,     Dec.31,     Mar.31,     June.30,
(in thousands)                           2002       2002       2003        2003        2003        2003        2004        2004
                                     ---------  ----------  ----------- ----------- ----------  ----------- ----------- ----------
                                                (unaudited) (unaudited) (unaudited)             (unaudited) (unaudited) (unaudited)

Cash, cash equivalents and
  short-term investments                119,724    119,686     110,244    111,205     104,008     115,571     116,907    127,041
Working capital                         124,780    123,903     111,504    108,389      88,520      93,406      96,194    101,886
Total assets                            332,363    328,226     332,411    336,284     348,907     348,804     349,985    348,491
Other long-term liabilities                 548        506         426      1,584       3,423       3,324       1,370      1,353
Shareholders' equity                    250,274    245,506     241,175    242,165     240,975     239,255     241,382    241,856



OUTLOOKS, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS
------------------------------------------------------------------

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

   o     identifying underserved segments of the market;

   o     developing products that solve a prevalent business problem;

   o communicating the value proposition of its products to the appropriate audience;

   o     effectively combining direct and partner-influenced distribution; and

   o ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

GLOBAL ECONOMIC SLOWDOWN
------------------------

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

COMPETITION
-----------

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

POTENTIAL ACQUISITIONS AND INVESTMENTS
--------------------------------------

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

MANAGEMENT OF GROWTH AND INTEGRATION OF ACQUISITIONS
----------------------------------------------------

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

VOLATILITY IN STOCK PRICE
-------------------------

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

FOREIGN CURRENCY RISK
---------------------

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

ENVIRONMENT AND MARKET RISK
---------------------------

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 37% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS
-----------------------------------------------------

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

INTELLECTUAL PROPERTY RIGHTS
----------------------------

The Company operates in an international environment with approximately 45% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

PERSONNEL SIGNIFICANCE
----------------------

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

OFF BALANCE SHEET ARRANGEMENTS
------------------------------

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS
--------------------------

The Company has not engaged in any transactions that would be considered related party transactions.

RECENT ACCOUNTING PRONOUNCEMENT
-------------------------------

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities" which clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities defined as "Variable Interest Entities" (also referred to as special purpose entities) in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.
In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The Company has determined that there will be no material impact on its results of operations, for the current period, from the adoption of this pronouncement.

                                                                    DOCUMENT 10

                                 FORM 52-109FT2
                        CERTIFICATION OF INTERIM FILINGS



I, Fred Sorkin as Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - August 25, 2004




/s/ Fred Sorkin
--------------------------
Chief Executive Officer

                                 FORM 52-109FT2
                        CERTIFICATION OF INTERIM FILINGS



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and nine months ended June 30, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings.



Dated - August 25, 2004



/s/ Inder P.S. Duggal
-------------------------
Chief Financial Officer

                                                                    DOCUMENT 11

Hummingbird Logo
Graphic Omitted


     HUMMINGBIRD DELIVERS UNPARALLELED CONNECTIVITY SECURITY SOLUTION WITH
                   THE RELEASE OF CONNECTIVITY SECURETERM(TM)

       Hummingbird offers unique full-featured Web-to-host secure shell terminal and file transfer software for Windows

Toronto - August 30, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of enterprise software solutions, today announced the immediate release of Connectivity SecureTerm(TM), the new secure terminal solution from the Hummingbird Security(TM) 10 family of products. Hummingbird Security offers organizations robust security standards and a cost-effective way to secure their UNIX applications. Connectivity SecureTerm provides desktop-based and browser-based secure terminal software, ease of installation and numerous features that provide customers with the highest level of security and productivity.

Hummingbird Security is comprised of Connectivity Secure Shell(TM), Connectivity SecureTerm, Connectivity Kerberos(TM) and Connectivity SSL(TM). The Hummingbird Security family offers customers significant cost savings on their IT budgets by providing a fully integrated host access solution that yields minimal business disruption and immediate return on investment.

The new Connectivity SecureTerm enables users to access business-critical applications through a secured terminal from either a traditional Windows desktop or a Web browser. Files can be transferred from the UNIX environment directly to the Windows desktop. Connectivity SecureTerm can be used with any supported 32-bit Microsoft operating system as well as Citrix Metaframe and Windows Terminal Server.

"Connectivity SecureTerm is the most feature-rich, cost effective secure terminal software on the market today, offering complete support for common security protocols, including Secure Shell 2, SSL and Kerberos," said Xavier Chaillot, senior product manager, Hummingbird Connectivity. "With this new release, we further strengthen our existing security products and extend our commitment to the connectivity market."

Key features in Connectivity SecureTerm include:

o Choice of deployment - Desktop and network administrators have the option of deploying Connectivity SecureTerm as a desktop-based or browser-based solution. Support for Citrix(R) MetaFrame(R), Windows(R) Terminal Server and 3rd party deployment framework such as Microsoft SMS round up the list of deployment methods available.
o Powerful Terminal and File Transfer capabilities - Based on proven technologies used in other Hummingbird software, Connectivity SecureTerm provides the latest enhancements to terminal emulation and file transfer.
o Full-Feature Web-to-host client - Connectivity SecureTerm allows organizations to perform a seamless migration to Web-to-host without compromising on features, security or performance.
o Cost-effective migration path - Organizations looking to minimize operational disruption will benefit from Connectivity SecureTerm migration features such as the macro and profile converter, the terminal theme manager or the adaptive secure copy command line.
o Support for multiple security standards - Connectivity SecureTerm offers state-of-the-art support for Secure Shell 2 as well as SSL and Kerberos.
o Advanced authentication methods - User authentication can be performed via Kerberos, public/private keys or user certificates. The certificate and key manager offers a powerful centralized facility for management of key pairs and X509 certificates as well as integration with smartcards (ActivCard(R), Axalto(R)) or USB authentication tokens (Safenet iKey(TM)).

AVAILABILITY:   Connectivity SecureTerm is available immediately. For more information, please visit: http://connectivity.hummingbird.com

ABOUT HUMMINGBIRD CONNECTIVITY(TM)
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to UNIX systems, Mainframes and AS/400s.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                    DOCUMENT 12

Hummingbird Logo
Graphic Omitted


        HUMMINGBIRD ANNOUNCES RELEASE OF HUMMINGBIRD CONNECTIVITY(TM) 10

 Latest version features robust and complete security set across all components to help organizations control costs and meet corporate compliance requirements


Toronto - August 30, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of enterprise software solutions, today announced the immediate availability of Hummingbird Connectivity(TM) 10, a feature-rich, robust and secure suite of products including Exceed(R), NFS Maestro(TM), HostExplorer(TM) and Connectivity Secure Shell(TM). Hummingbird Connectivity 10 provides a single, consolidated solution that allows organizations to securely integrate heterogeneous legacy infrastructures, such as UNIX or Mainframe, with Windows desktops, enabling customers to meet business continuity and corporate governance requirements.

The valuable productivity features integrated within the Hummingbird Connectivity 10 products offers administrators and users simplified software management and increased employee efficiency. The Hummingbird Connectivity 10 suite supports any Microsoft 32-bit and 64-bit operating system including Citrix(R) MetaFrame(R) and Windows(R) Terminal Server.

"Hummingbird Connectivity 10 delivers unparalleled product functionality. It is the only product on the market that supports all the major network connectivity requirements," said Barry Litwin, president, Hummingbird Ltd. "The unique, innovative features in this latest release help our customers realize significant savings on their overall IT budgets and a substantive return on investment."

Exceed
With Exceed 10, Hummingbird continues its leadership in the Windows PC X Server market by providing organizations a whole new way of leveraging their X Window applications. Exceed 10 Desktop Sharing instantly adds non-intrusive collaborative capability to any X application. Workers that use Exceed 10 are able to share their X Window environment with other employees, partners or suppliers, regardless of their location. User productivity will be greatly increased with this new capability and organizations will achieve significant cost-savings while extending the lifetime of their IT investment.

NFS Maestro
Adhering to accepted industry standards, NFS Maestro 10 is the first and only PC NFS solution that supports NFSv4, the latest version of the NFS protocol. The increased demand for storage over the last few years makes interoperability, security and performance of data transfers an important issue within the IT community. NFS Maestro 10 and NFSv4 support are critical elements that will help organizations seamlessly integrate mission critical heterogeneous environments.

HostExplorer
HostExplorer allows organizations to access their mission-critical data on Mainframe, AS/400 and UNIX systems. HostExplorer 10 breaks new barriers in the Host Access integration process. The new Theme Manager offers the smoothest migration path available to desktop administrators. In addition to automatically converting existing macro commands, HostExplorer 10 comes packaged with settings and user interface themes for the most common terminal emulation software on the market: Attachmate(TM) Extra!(R), NetManage Rumba(R), IBM Personal Communications(TM) and WRQ(R) Reflection.

Hummingbird Security
HUMMINGBIRD SECURITY(TM) 10, COMPRISED OF CONNECTIVITY SECURE SHELL(TM), CONNECTIVITY SECURETERM(TM), CONNECTIVITY KERBEROS(TM) AND CONNECTIVITY SSL(TM), SUPPORTS A WIDE RANGE OF KEY INDUSTRY SECURITY PROTOCOL INCLUDING SSL, KERBEROS AND SECURE SHELL 2. THE LATEST RELEASE OF HUMMINGBIRD SECURITY INTRODUCES SUPPORT FOR AXALTO(R) AND ACTIVCARD(R) SMART CARD SOLUTIONS AS WELL AS SAFENET IKEY(TM) USB AUTHENTICATION DEVICE. A NEW PRODUCT IN THE HUMMINGBIRD SECURITY FAMILY, CONNECTIVITY SECURETERM 10 OFFERS A COMPREHENSIVE, FULL FEATURED, DESKTOP-BASED AND BROWSER-BASED SECURED TERMINAL AND FILE TRANSFER SOLUTION.

AVAILABILITY:   Hummingbird Connectivity 10 is available immediately. For more information, please visit: http://connectivity.hummingbird.com.

ABOUT HUMMINGBIRD CONNECTIVITY(TM)
Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to UNIX systems, Mainframes and AS/400s.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

HUMMINGBIRD CONTACTS:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

                                                                    DOCUMENT 13

Hummingbird Logo
Graphic Omitted


                       HUMMINGBIRD AND CERTUS PARTNER TO
                 PROVIDE BEST-OF-CLASS SARBANES-OXLEY SOLUTION

    Partnership Provides Customers With the Most Complete Solution Available
                for Governance, Compliance and Internal Controls

TORONTO - AUGUST 31, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and Certus Software, Inc., the proven leader in corporate compliance software for the enterprise, today announced a technology partnership to offer organizations the most comprehensive solution available to implement and certify internal controls to comply with the Sarbanes-Oxley (SOX) Section 404 financial business processes. Customers now have a complete technology solution for achieving corporate governance and minimizing risk.

According to a recent research report from META Group(1), a leading provider of IT research, advisory services and consulting, firms should view SOX and other compliance/risk-related projects as an opportunity to standardize and upgrade all content-related systems. As part of this process, content-related purchases should be viewed as an infrastructure-like purchase to which a consistent set of content and record policies can be applied. "In order to be SOX-compliant, firms need to implement solutions that can provide the required visibility/transparency, risk management, communication, retention and fraud prevention components and controls," said Charlie Brett, vice president, META Group.

Hummingbird Enterprise(TM) document and records management technologies provide out-of-the-box functionality that can be applied to new compliance requirements. Hummingbird Enterprise DM creates an organized, secure environment that manages the complete lifecycle of financial documents from creation to destruction. Companies can capture and organize policies and procedures in secure and manageable repositories allowing users to easily search and access documents across the enterprise.

Hummingbird will integrate Certus' flagship software product, the Certus Governance Suite, into Hummingbird Enterprise to provide internal controls and assurance software based on a comprehensive compliance platform for SOX Sections 103, 302, 404, 409, and 906. Certus' software helps corporations document, implement and sustain reliable internal and disclosure controls required by law, reducing risks and improving transparency for management. Certus' suite enables documented activities to be instituted, executed, monitored, tested and demonstrated, while leveraging Sarbanes-Oxley conformance as a change agent for immediate accountability and future competitive value.

"Building and maintaining great relationships with partners like Hummingbird is key to delivering a complete solution that satisfies SOX requirements, particularly among Fortune 500 customers," said Rich Gerould, vice president of business development, Certus Software. "Together with Hummingbird, customers will have a best-of-class Sarbanes-Oxley solution that addresses complex business topographies and scales across the enterprise."

"Our partnership with Certus delivers complete and seamlessly integrated technologies for a SOX-compliant solution," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Certus' software is the best solution available to help companies automate risk management and process documentation efforts required for Section 404 compliance. Together, we will provide our customers with all the tools they need to achieve and sustain compliance."

ABOUT CERTUS
Certus Software, Inc. (formerly Nth Orbit) the proven corporate compliance software leader for the enterprise, helps organizations build a consistent and sustainable compliance practice. Certus' powerful software suite ensures the transparency and accuracy of internal controls, while leveraging Sarbanes-Oxley conformance as a catalyst to generate lasting business efficiencies and shareholder value. Certus' growing list of successful customers includes Great-West Life & Annuity Insurance Company, PepsiCo, Polaroid, Suntron and XO Communications. To learn more about Certus, visit www.certus.com.

____________________

(1) META Delta, 20 October 2003, The Joy of SOX: Part 3 - Records Management Requirements by META Group analysts Charlie Brett and John Van Decker

ABOUT HUMMINGBIRD ENTERPRISE(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

ABOUT HUMMINGBIRD
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

CERTUS CONTACTS:
Tamara Ireland Stone
Rainmaker Communications
925-258-4800
tamara@rainmakercommunications.com

HUMMINGBIRD CONTACTS:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   HUMMINGBIRD LTD.
                                        ----------------------------------------
                                                    (Registrant)



Date: August 31, 2004                   By:     / s / Inder P.S. Duggal
      -------------------------                 --------------------------------
                                                     (Signature)
                                                Inder P.S. Duggal
                                                Chief Financial Officer and
                                                Chief Controller